Follow-Up Materials

03037064

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83- 1 FISCAL YEAR: ________

(03/94)

83-1

03 SEP 23 AM 7:21

File No. 83-1
Regulation IA
Rule 3

IADB

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, NW

Washington, D.C. 20549

REPORT OF

INTER-AMERICAN DEVELOPMENT BANK

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: September 16, 2003

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See cover page. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See page 4 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated September 16, 2003.

Information Statement

Inter-American Development Bank

The Inter-American Development Bank (the Bank) intends from time to time to issue its notes and bonds (the Securities) with maturities and on terms based on market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, price to the public and price to be paid to the Bank, any terms for redemption or other special terms, form and denomination of the Securities, information as to any stock exchange listing and the names and any compensation of the underwriters, dealers or agents in connection with the sale of the Securities being offered at a particular time (the Offered Securities) will be set forth in a prospectus (the Prospectus) or supplemental information statement, together with the terms of offering of the Offered Securities.

AVAILABILITY OF INFORMATION

The Bank will provide, upon request, copies of its annual report to its Board of Governors, this Information Statement and quarterly financial statements incorporated herein by reference. Written or telephone requests should be directed to the principal office of the Inter-American Development Bank at 1300 New York Avenue, N.W., Washington, D.C. 20577, *Attention:* Finance Department (202) 623-2441.

Recipients of this Information Statement should retain it for future reference, since it is intended that each Prospectus will refer to this Information Statement for a description of the Bank and its financial condition.

September 16, 2003

SUMMARY INFORMATION

The Inter-American Development Bank is an international institution established in December 1959. The members of the Bank include 28 countries of the Western Hemisphere and 18 nonregional countries. The purpose of the Bank is to further the economic and social development of Latin America and the Caribbean. To this end, the Bank promotes the investment of public and private capital for development purposes and the orderly growth of foreign trade, primarily by providing loans for specific projects and for institutional and policy reforms that will contribute most effectively to economic growth, and by providing technical assistance.

Capital: The ordinary capital resources of the Bank include the subscribed capital stock, reserves and borrowings. The subscribed ordinary capital stock is divided into paid-in capital and callable capital. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for the Bank's borrowings and guarantees. It cannot be called to make loans, and must be called when necessary to meet obligations on borrowed funds.

The Bank's policy is to limit its Net Borrowings to the callable capital of its non-borrowing member countries (at June 30, 2003, the U.S. share of such capital was 60.1%, with the balance from Japan, the other nonregional members and Canada). "Net Borrowings" are borrowings and gross guarantee exposure, less qualified liquid assets, and the Special Reserve assets, which are kept solely for debt service payments. At June 30, 2003, total Net Borrowings outstanding were $33.6 billion, or 69.6% of the $48.3 billion of callable capital of the non-borrowing member countries.

Earnings, Reserves and Liquidity: The Bank has generated net income in every year since its inception. The Bank's ordinary capital operations had operating income of $541 million for the six months ended June 30, 2003, resulting in an interest coverage ratio of 1.63. Substantially all net income has been retained as reserves, which at June 30, 2003 aggregated $10.6 billion, equal to 22.6% of net loans and guarantees, excluding the effect on reserves of Statement of Financial Accounting Standards (SFAS) 133. At June 30, 2003, cash and investments were $14.4 billion, equal to 30.3% of total debt, and were invested in liquid, high-quality securities.

The Bank's policy is to maintain liquid asset holdings, excluding the Special Reserve investments and resources from the Bank's short term borrowing facility, within a range of 60% to 100% of the sum of 50% of the estimated undisbursed balance on signed loans at the end of each year plus 33% of estimated net cash requirements for the current and the succeeding year. At June 30, 2003, the Bank's holdings of such liquid assets were 81.7% of such sum.

Loan Portfolio: The Bank's principal earning asset is its loan portfolio ($48.3 billion at June 30, 2003). The Bank's policy is to limit the total amount of outstanding loans and guarantees to its Paid-in Capital plus the General Reserve and the callable capital of non-borrowing member countries. For loans to non-governmental borrowers, the Bank requires a guarantee engaging the full faith and credit of the government, except that up to 10% of the Bank's outstanding loans and guarantees, not including emergency lending, may be made directly to private sector entities without a government guarantee, subject to a number of restrictions.

Loan spreads and fees are established semi-annually to meet financial targets, including an interest coverage ratio of 1.25 and a reserve to loan ratio of 20–25%. The Bank's policy is to lend and invest the proceeds of borrowings in the currencies borrowed. With respect to public sector loans, loan service delays by a borrower in a member country preclude consideration of new loan approvals to borrowers in that member country, give the Bank the right to suspend loan disbursements to such borrowers and may result in the loan being declared immediately due and payable. The Bank does not reschedule public sector loan repayments and has not written-off and has no expectation of writing-off public sector loans from its ordinary capital resources. Nevertheless, there is an allowance for loan losses to cover risk of loss in the portfolio at June 30, 2003 of $1.6 billion, or approximately 3% of outstanding loans.

The Bank has an emergency lending facility in a revolving aggregate amount of up to $6 billion to address financial emergencies in the region. These loans carry a higher spread and a shorter term than regular Bank loans. As of June 30, 2003, the Bank had approved emergency loans under this facility in the amount of $3.3 billion, of which $2.0 billion was disbursed and outstanding. Outstanding loans under a temporary emergency lending program approved for 1998 and 1999 with essentially the same terms and conditions amounted to $3.0 billion at June 30, 2003.

SELECTED FINANCIAL DATA

The following information is based upon, and should be read in conjunction with, the detailed information and the financial statements for the ordinary capital appearing elsewhere in this Information Statement.

(Dollar amounts expressed in millions of United States dollars)

	Years ended December 31, 2000	2001	2002	Six Months ended June 30, 2003 (unaudited)
Ratios				
Net borrowings(1) as a percentage of callable capital subscribed by United States, Canada and nonregional members	61.9%	66.6%	70.0%	69.6%
Interest coverage ratio(2)	1.33	1.44	1.40	1.63
Reserves(2) as a percentage of net loans and guarantees outstanding(3)	19.9%	20.2%	21.4%	22.6%
Cash and investments as a percentage of borrowings outstanding, after swaps	32.4%	27.4%	30.7%	30.3%
Balance Sheet Data				
Cash and investments, after swaps	$14,123	$11,932	$14,780	$14,435
Approved loans				
Loans not yet signed	4,299	4,212	1,451	1,474
Undisbursed portion of signed loans	16,577	16,294	17,119	16,443
Loans outstanding	41,872	44,951	47,958	48,325
Borrowings(4), after swaps	43,501	43,588	48,179	47,610
Capital				
Callable capital	96,619	96,619	96,611	96,611
(of which, subscribed by United States, Canada and nonregional members)	48,307	48,307	48,300	48,300
Paid-in capital	4,341	4,341	4,340	4,340
Reserves(5)	8,103	8,913	9,929	10,597
(of which, Special Reserve)(5)	2,393	2,337	2,419	2,441
Income Statement Data				
Income on loans	$ 3,061	$ 3,191	$ 2,639	$ 1,429
Income on investments	765	541	319	159
Borrowing expenses	2,570	2,321	1,841	856
Administrative expenses	288	300	316	147
Loan loss provisions	174	147	100	53
Operating income	846	1,010	728	541
Impact of SFAS 133(6)	—	11	(19)	22
Net income	846	1,021	709	563
Returns and Costs, after swaps				
Return on:				
Average loans outstanding	7.81%	7.48%	5.73%	5.91%
Average liquid investments	5.25%	4.13%	2.28%	2.07%
Average earning assets	7.08%	6.65%	4.91%	5.00%
Average cost of:				
Borrowings contracted during period	6.56%	3.90%	2.07%	1.45%
Borrowings outstanding during period	6.07%	5.34%	3.97%	3.49%
Total funds available	4.80%	4.17%	3.09%	2.72%
Term Duration (in years)				
Investments and loans	n/a	4.34	4.13	4.19
Debt	n/a	3.88	3.66	4.27

(1) Borrowings(after swaps) and gross guarantee exposure, less qualified liquid assets (after swaps) and the Special Reserve assets.
(2) The impact of SFAS 133 is excluded from the computation of these indicators; thus the interest coverage ratio is computed using operating income and the reserves to loans ratio excludes the impact of SFAS 133 on reserves.
(3) Loans outstanding and guarantee exposure less reinsurance, net of approximately 3% allowance for loan losses.
(4) Borrowings outstanding, including premium/discount.
(5) Including related accumulated other comprehensive income.
(6) In 2001, includes a gain of $51 million for the cumulative effect of a change in accounting for derivative instruments effective January 1, 2001.
n/a Not available.

THE BANK

The Inter-American Development Bank is an international institution established in December 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement). The principal office of the Bank is located at 1300 New York Avenue, N.W., Washington, D.C. 20577. The Bank also maintains offices in each of its borrowing member countries and in Paris and Tokyo.

The purpose of the Bank is to further the economic and social development of Latin America and the Caribbean. To this end, the Bank promotes the investment of public and private capital for development purposes and the orderly growth of foreign trade, primarily by providing loans for specific projects and for institutional and policy reforms that will contribute most effectively to economic growth, and by providing technical assistance.

The members of the Bank include 28 countries of the Western hemisphere and 18 nonregional countries. A list of the members at June 30, 2003, showing the voting power and the number of shares subscribed by each member to the Bank's capital stock, is set forth in the Statement of Subscriptions to Capital Stock and Voting Power (see Appendix XI to the Financial Statements—Ordinary Capital).

The Agreement as amended provides that subscriptions to capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits nonregional members to have a voting power of up to 15.995%, including approximately 5% for Japan.

USE OF PROCEEDS

The net proceeds from the sale of Securities will be included in the Bank's ordinary capital resources and used in its ordinary operations.

ORDINARY CAPITAL FINANCIAL OVERVIEW

Capitalization

At June 30, 2003, member governments had subscribed to $100,951,374,000 of the ordinary capital of the Bank.

Subscriptions to the ordinary capital stock of the Bank are divided into paid-in and callable shares, such subscriptions being payable as follows:

Paid-in Ordinary Capital. Each subscription to the paid-in ordinary capital has been paid, in whole or in part, in gold, in United States dollars, or in the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country will make arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or it will agree to convert it on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted, or will accept, non-negotiable, non-interest-bearing demand obligations in lieu of a part of the member's subscription to the paid-in ordinary capital. Under the Agreement such obligations shall be accepted where currencies are not required for the Bank's operations.

Callable Ordinary Capital. The callable portion of the ordinary capital subscriptions is subject to call only when required to meet the obligations of the Bank on borrowings of funds to be included in the Bank's ordinary capital resources or guarantees chargeable to such resources, and, accordingly, may not be called to make loans. In the event of a call, payment may be made at the option of the member in gold, in United States dollars, in fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made.

Calls on the callable portion of the ordinary capital subscriptions are required to be uniform in percentage on all shares, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on

non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its ordinary capital subscription. The Bank is required to make calls on the callable portion of the ordinary capital shares when and to the extent necessary to meet the obligations for which such callable portion is subject to call. No calls have ever been made on the callable portion of the subscriptions.

At June 30, 2003, the total subscription of the United States, the Bank's largest shareholder, was $30,309,724,000, of which the United States had paid $1,303,020,000 as subscriptions to the Bank's paid-in capital. Of the United States' callable capital subscription of $29,006,704,000 at June 30, 2003, $3,801,766,000 had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital subscription, $25,204,938,000, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' subscription to an increase in the callable capital, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

Ordinary Capital Stock and Reserves(1)

The ordinary capital stock and reserves as of June 30, 2003, are as follows:

Subscribed capital stock	$100,951,374,000
Less: Callable portion	96,611,180,000
Capital stock paid-in	4,340,194,000
General Reserve	8,155,864,000
Special Reserve	2,440,909,000
Total paid-in capital stock and reserves	$ 14,936,967,000

(1) Including related accumulated other comprehensive income.

Ordinary Capital Borrowings, After Swaps(1)

The ordinary capital borrowings, after swaps, outstanding as of June 30, 2003, are as follows:

Payable in United States dollars	$38,342,333,000
Payable in other convertible currencies	11,180,225,000
Total	$49,522,558,000

(1) Principal at face value.

More detailed information with respect to the Bank's ordinary capital borrowings is contained in Notes G and H and Appendix IX to the Financial Statements—Ordinary Capital. The Bank will from time to time borrow additional amounts for its ordinary capital in the course of its operations (see "Ordinary Capital Funding and Liquidity Management").

Ordinary Capital Summary Statement of Income and General Reserve

The following statements are based upon, and should be read in conjunction with, the financial statements and the notes thereto in respect of the Bank's ordinary capital appearing elsewhere in this Information Statement:

	(Expressed in thousands of United States dollars)						
	Six Months ended June 30,		Years ended December 31,				
	2003	2002	2002	2001	2000	1999	1998
	(unaudited)						
Income							
Loans	$1,429,073	$1,326,350	$2,638,871	$3,190,969	$3,060,787	$2,581,527	$2,085,089
Investments	159,223	160,849	318,596	540,917	765,479	576,188	519,519
Other	8,801	12,919	27,384	45,162	51,633	36,544	14,055
Total income	1,597,097	1,500,118	2,984,851	3,777,048	3,877,899	3,194,259	2,618,663
Expenses							
Borrowing expenses	856,042	924,219	1,841,361	2,320,510	2,569,828	2,129,420	1,861,262
Provision for loan losses	53,160	64,014	99,884	147,303	174,428	220,528	91,459
Administrative expenses	146,930	140,641	315,972	299,777	287,587	276,270	273,101
Total expenses	1,056,132	1,128,874	2,257,217	2,767,590	3,031,843	2,626,218	2,225,822
Operating income	540,965	371,244	727,634	1,009,458	846,056	568,041	392,841
Net gain (loss) from hedging activities under SFAS 133	22,186	(94)	(18,899)	(39,697)	—	—	—
Income before cumulative effect of change in accounting principle	563,151	371,150	708,735	969,761	846,056	568,041	392,841
Cumulative effect of change in accounting principle	—	—	—	50,839	—	—	—
Net income	563,151	371,150	708,735	1,020,600	846,056	568,041	392,841
Allocation to Special Reserve(1)	—	—	—	—	—	—	(44,233)
Allocation to the Fund for Special Operations	—	—	(27,200)	(27,200)	(27,200)	—	—
Addition to General Reserve for the period	563,151	371,150	681,535	993,400	818,856	568,041	348,608
General Reserve, beginning of period	7,217,356	6,535,821	6,535,821	5,542,421	4,723,565	4,155,524	3,806,916
General Reserve, end of period	$7,780,507	$6,906,971	$7,217,356	$6,535,821	$5,542,421	$4,723,565	$4,155,524

(1) On March 1, 1998 the Bank ceased setting aside the loan commission funding the Special Reserve.

The Bank has generated net income in every year since its inception. Income on loans is the principal source of income. Loan income increased significantly during 1999 to 2001 as a consequence of the temporary emergency lending program that was in effect in 1998 and 1999. Decrease in loan income during 2002 is mainly attributed to reductions in loan fees, lending spread and the cost base for lending rates (see "Charges on loans with a government guarantee—excluding emergency lending"). While income from investments varies significantly based on market conditions, the Bank's match funding policy has resulted in a positive net investment income. The gross return on average earning assets has consistently exceeded the average cost of total funds available, which includes borrowings in capital markets as well as cost-free paid-in capital resources (net of members' receivables) and reserves.

The loan spread and fees on the majority of the Bank's outstanding public sector loans are established semi-annually by the Board of Executive Directors in accordance with the Bank's operating income target policy.

Operating income for the six months ended June 30, 2003 was $170 million higher than the same period last year mainly due to an increase in loan spread from 0.10% to 0.50% and in credit commissions and supervision and inspection fees from 0% to 0.50%. These changes in loan spread and fees had the effect of increasing operating income by approximately $116 million.

During 2002, operating income was $282 million lower than in 2001 mainly due to the reduction in loan spread from 0.50% to 0.10% and the full waiver of loan charges, which amounted to approximately $307 million.

The Agreement permits the Board of Governors to transfer part of the net income from the Bank's ordinary capital resources in respect of a particular fiscal year to the Fund for Special Operations, subject to certain conditions, including a report from the Board of Executive Directors on the desirability of such a transfer, which takes into consideration the adequacy of the reserves and the impact on the Bank's ability to borrow. Substantially all net income has been retained and added to reserves.

Ordinary Capital Critical Accounting Policies

The Bank's financial statements are prepared in accordance with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported results (see Note B to the financial statements). The Bank believes that some of the more significant accounting policies it uses to present its financial results in accordance with generally accepted accounting principles, discussed below, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Fair Value of Financial Instruments

The Bank uses fair value estimates to account for its trading investments portfolio and all derivatives (mostly interest and currency swaps), to determine adjustments to the carrying amounts of hedged loans and borrowings designated in hedge accounting relationships (See "Hedging Activities") and for disclosures of financial instruments. Fair values are based on market prices when they are available. If market quotes are not available, fair values are based on dealer prices, prices of comparable instruments or discounted cash flows using market estimates of interest and currency exchange rates and volatility. Pricing models and their underlying assumptions are based on management's best estimates for discount rates, market volatility, prepayments and other factors. These assumptions may have a significant effect on the reported fair values of assets and liabilities (including derivatives) and related income and expenses. Since most pricing models are used in both the valuation of the Bank's borrowing derivatives and the related hedged borrowings and almost all are designated as fair value or cash flow hedges of borrowing transactions, changes in pricing models and assumptions would not have a material effect on reported net income and general reserves.

Changes in the fair value of trading securities and related derivatives are presented in income from investments in the Statement of Income and General Reserve. Changes in the fair values of all derivatives other than investment derivatives, and of those assets and liabilities linked to derivatives and designated as fair value hedges in accordance with Statement of Financial Accounting Standards No. 133 ("SFAS 133"), are reported in the "Net gain (loss) from hedging activities under SFAS 133" caption on the Statement of Income and General Reserve.

Hedging Activities

SFAS 133 specifies criteria for when derivatives may be accounted for as fair value hedges or cash flow hedges. All derivatives must be assigned to fair value, cash flow or "no hedge" designation categories at the time of execution and throughout the period they are owned, although a derivative's specific hedge designation may change.

In analyzing the expected effectiveness of hedge relationships (i.e., the extent to which changes in the fair value of derivatives offset changes in the fair value of hedged items relating to the hedged risk), the Bank uses pricing models, which consider market interest and exchange rates and option volatilities. The effectiveness and application of the Bank's hedging strategies could materially affect the amount and timing of reported earnings and levels of general reserve.

The Bank has designated most of its derivatives related to borrowing and lending activities in hedging relationships following the SFAS 133 criteria. Investment derivatives held in the trading portfolio are not designated as fair value or cash flow hedges because changes in the value of trading securities are always recognized through income and, as such, cannot be designated as hedged items under SFAS 133. In addition,

the Bank has a small number of basis swaps related to borrowings which are not designated in hedge accounting relationships.

Changes in the fair values of hedged assets and liabilities also result in adjustments to their carrying basis. These basis adjustments are amortized into income over the remaining lives of the hedged items when a hedging relationship is terminated. The magnitude and timing of this amortization are affected by the size of the fair value basis adjustments and the frequency of hedge redesignations.

Loan Loss Allowance

The Bank maintains an allowance for losses on its loan and guarantee portfolio at levels management believes to be adequate to absorb estimated losses inherent in the total portfolio at the balance sheet date. Setting the level of the allowance requires significant judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. While, because of the nature of the Bank's borrowers and guarantors, the Bank expects that each of its public sector loans will ultimately be repaid, amounts may not be repaid on originally agreed terms. As a result, the Bank can suffer losses resulting from the difference between the discounted present value of expected payments for interest and charges according to the related contractual terms and the actual cash flows. In past years, certain borrowers have been in arrears for over 180 days, causing their loans to be placed on nonaccrual status.

ORDINARY CAPITAL OPERATIONS OF THE BANK

General

Under the Agreement, the total amount outstanding of loans and guarantees made by the Bank from its ordinary capital resources may not at any time exceed the total amount of its unimpaired subscribed ordinary capital, plus the unimpaired reserves and surplus included in its ordinary capital resources, exclusive of income assigned to a Special Reserve for meeting liabilities of the Bank on its borrowings and guarantees and to other reserves not available for loans or guarantees. The Bank's policy is to limit the total amount of outstanding loans and guarantees to its paid-in capital plus the General Reserve and the callable capital of non-borrowing member countries. At June 30, 2003, the total amount of ordinary capital loans outstanding and gross guarantee exposure as a percentage of the policy limit, after excluding the effect of SFAS 133, was 80.0%.

From its inception to June 30, 2003, the Bank had approved, net of cancellations, 1,616 loans and 8 guarantees from its ordinary capital resources relating to the financing of programs or projects in 25 borrowing member countries. Loans, less cancellations, aggregated the equivalent of $104,417,430,000, of which sales to participants and repayments by borrowers were the equivalent of $38,175,098,000, the undisbursed balances were the equivalent of $17,917,469,000 and outstanding balances held by the Bank were the equivalent of $48,324,863,000. Approved guarantees, less cancellations, amounted to $621,450,000.

The Bank's loan and guarantee operations are subject to the following rules and conditions set forth in the Agreement:

"(i) the applicant for the loan shall have submitted a detailed proposal and the staff of the Bank shall have presented a written report recommending the proposal after a study of its merits. In special circumstances, the Board of Executive Directors, by a majority of the total voting power of the member countries, may require that a proposal be submitted to the Board for decision in the absence of such a report;

(ii) in considering a request for a loan or a guarantee, the Bank shall take into account the ability of the borrower to obtain the loan from private sources of financing on terms which, in the opinion of the Bank, are reasonable for the borrower, taking into account all pertinent factors;

(iii) in making or guaranteeing a loan, the Bank shall pay due regard to prospects that the borrower and its guarantor, if any, will be in a position to meet their obligations under the loan contract;

(iv) in the opinion of the Bank, the rate of interest, other charges and the schedule for repayment of principal are appropriate for the project in question;

(v) in guaranteeing a loan made by other investors, the Bank shall receive suitable compensation for its risk; and

(vi) loans made or guaranteed by the Bank shall be principally for financing specific projects, including those forming part of a national or regional development program. However, the Bank may make or guarantee over-all loans to development institutions or similar agencies of the members in order that the latter may facilitate the financing of specific development projects whose individual financing requirements are not, in the opinion of the Bank, large enough to warrant the direct supervision of the Bank."

It is the policy of the Board of Executive Directors to consider loans and guarantees only on the basis of written reports prepared by the staff. These reports set forth, in detail, information regarding the technical feasibility of the project and relevant financial and legal matters, as well as the economic situation of the country of the borrower. Through its representative offices in its developing member countries, the Bank maintains on-site technical experts to monitor all public sector projects.

Under the Agreement, the Bank is authorized to make or guarantee loans to its developing member countries or any of their agencies or political subdivisions, to any enterprise in the territory of such members, to development institutions or similar agencies of the members, as well as to the Caribbean Development Bank. With the exception of the loans and guarantees described in the next paragraph, the policy of the Bank is to make loans and guarantees only to the public sector (i.e., to member countries or inter-governmental entities or, with the full faith and credit guarantee of the member government concerned, to governmental or other public entities).

Up to 10% of the Bank's outstanding loans and guarantees, not including emergency lending, may be made directly to private sector entities without a government guarantee on the basis of market-based pricing and provisioning (Private Sector Program). Loans and partial guarantees under the Private Sector Program are subject to a number of restrictions, including, for loans and partial credit guarantees, a ceiling on financing the lesser of 25% of the total costs of an individual project or $75 million, although in the case of certain specified countries the Bank may finance up to the lesser of 40% of the total costs of an individual project or $75 million; the ceiling for partial risk guarantees is set at the lesser of 50% of the total costs or $150 million.

The Bank's Board of Governors recently approved the inclusion of a two-year international trade reactivation program (including trade-related working capital) as eligible under the Private Sector Program. International trade financings are subject to the 10% limit set for the Private Sector Program and cannot exceed $1 billion during this two-year term. The Bank's exposure limits are set for each financing by the Board of Executive Directors.

The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its public sector loans. The Bank's loans cover only portions of the total cost of the projects it finances.

The general conditions applicable to the Bank's public sector loan agreements include a negative pledge clause that generally prohibits a borrower from creating any encumbrances on its assets or revenues in respect of foreign currency debt, unless the Bank is equally and proportionally secured. Waivers of the negative pledge clause may be considered by the Bank on a case-by-case basis. Limited waivers have been granted by the Bank's Board of Executive Directors to several member countries to support commercial debt and debt-service reduction operations.

Most Bank loans are for specific projects. The Bank also makes policy-based sector loans in order to improve economic efficiency in specific sectors of the economies of its developing member countries and to promote sustainable growth by means of policy reforms. In addition, the Bank has a program of emergency lending as described below. A summary statement of the ordinary capital loans approved by the Bank up to June 30, 2003 is set forth in Appendix VII to the Financial Statements—Ordinary Capital. These loans were approved for the following general purposes: energy, industry and mining, agriculture and fishing, transportation and communications, trade finance, education, science and technology, water, sanitation and health, tourism, urban development, planning and reform, modernization of the state, the environment, project preparation and emergency lending.

Single currency loans—With a government guarantee

Adjustable rate loans: The Single Currency Facility gives borrowers the option to choose to denominate each loan in one of four currencies (United States dollars, euro, Japanese yen and Swiss francs) or in a combination of the Currency Pooling System (see "Multicurrency loans—With a government guarantee") and such currencies. Until the second quarter of 2003 the rates charged on all Single Currency Facility loans reset semi-annually to reflect the effective cost during the previous six months of each of the single-currency pools of borrowings allocated to fund such loans, plus a spread which, including loan fees, is estimated to cover administrative and other costs and to meet desired operating income targets. During 2003, the Board of Executive Directors approved a LIBOR-based pricing alternative for new Single Currency Facility loans (see "LIBOR-based loans").

LIBOR-based loans: The U.S. Dollar Window Program allows private sector borrowers to enter into loans that are denominated and disbursed only in United States dollars and guaranteed by a government. The amount approved for this program is currently $500,000,000 per calendar year. Borrowers under the U.S. Dollar Window Program have the option of electing either a LIBOR-based fixed or floating-rate loan. For fixed rate loans, the interest rate is fixed for each disbursement, for the life of the loan, at a rate based on a LIBOR funding cost. For floating-rate loans, the interest rate resets every six months based on a LIBOR rate. In either case, the borrower pays the Bank's spread and fees.

The Bank has an emergency lending facility in a revolving aggregate amount of up to $6 billion to address financial emergencies in the region. Loans under this facility are for a term not to exceed five years, with a three year grace period, and carry a six-month LIBOR interest rate plus a spread of 400 basis points, a front-end fee of 1% on the total amount of the loan, and a commitment fee of 0.75% per annum on the undisbursed balance. These loans are currently not eligible for the standard fee waivers described below. As of June 30, 2003, the Bank had approved loans amounting to $3,250,000,000 (2002–$500,000,000) under this emergency lending facility with an outstanding balance of $2,015,000,000 (2002–$340,000,000). Outstanding loans under a temporary emergency lending program approved for 1998 and 1999 with essentially the same terms and conditions amounted to $2,972,900,000 at June 30, 2003 (2002–$5,235,951,000)

During 2003, the Board of Executive Directors of the Bank approved a LIBOR-based pricing alternative for all new Single Currency Facility loans and for signed loans where no disbursement had yet been made. The Bank plans to use derivatives to mitigate the risks of interest rate spikes. The costs of risk mitigation will be added to the LIBOR-based cost of the pool of borrowings allocated to fund these loans. The lending rates under this alternative will reset quarterly and will be based on the currency specific three-month LIBOR plus a pool-based margin reflecting the Bank's sub-LIBOR funding cost and the risk mitigation costs, and the Bank's approved spread. At June 30, 2003, there were no loans approved under this pricing alternative.

Multicurrency loans—With a government guarantee

Fixed rate loans: Prior to January 1, 1983, the interest rate due on all amounts disbursed under each loan was the interest rate prevailing at the time that the loan was approved. In 1982, the Bank established the Currency Pooling System to equalize exchange risk among the borrowers in determining their repayment obligations. The interest rate due for Currency Pooling System loans approved from January 1, 1983 to December 31, 1989 is fixed at the time of each disbursement, for the life of the loan, at a rate which represents the cost of the funds borrowed by the Bank for such loans over the two calendar semesters prior to the date of disbursement, plus a spread which, including loan fees, is estimated to cover administrative and other costs.

Adjustable rate loans: On January 1, 1990, the Bank mitigated its interest rate risk by moving from fixed rate to adjustable rate lending for all Currency Pooling System loans made after that date. This rate, which resets twice a year, represents the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus a spread which, including loan fees, is estimated to cover administrative and other costs and to meet desired operating income targets.

Currency composition: The Bank maintains a targeted currency composition in its Currency Pooling System. The present target ratio is 50% United States dollars, 25% Japanese yen and 25% European currencies (primarily Swiss francs and euro). The composition of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal

repayments, both of which are managed so as to maintain the alignment of the multicurrency loans' composition with the target ratio.

Average maturity: The selection of currencies by the Bank for billing purposes does not permit the determination of average maturity information for multicurrency loans by individual currency. Accordingly, the Bank discloses the maturity periods for its multicurrency loans and the average maturity for the total multicurrency loan portfolio on a combined United States dollar equivalent basis.

Charges on loans with a government guarantee (excluding emergency lending)

For loans made under the Currency Pooling System, the U.S. Dollar Window Program and the Single Currency Facility, in addition to the interest rate, the Bank charges a credit commission of 0.75% (1.25% on loans approved prior to January 1, 1989) per annum on the undisbursed convertible currency portion of a loan, and a one-time supervision and inspection fee of 1% on the principal amount of a loan, which is capitalized into the loan balance in quarterly installments during the disbursement period of the loan. Waivers of these fees are granted, at the discretion of the Board of Executive Directors, when their collection is not needed to meet desired operating income targets. Lending spreads, credit commissions and one-time supervision and inspection fees prevailing during the periods indicated were as follows:

	Lending spread %	Credit commission %	One-time supervision and inspection fee %
1998: First six months	0.50	Full	1.00
Second six months	0.50	0.25	—
1999: First six months	0.50	Full	1.00
Second six months	0.50	Full	1.00
2000: First six months	0.50	Full	1.00
Second six months	0.50	Full	1.00
2001: First six months	0.50	Full	1.00
Second six months	0.50	Full	1.00
2002: First six months	0.10	—	—
Second six months	0.10	—	—
2003: First six months	0.50	0.50	0.50

Single currency loans—Without a government guarantee

Up to 10% of the Bank's outstanding loans and guarantees, not including emergency lending, may be made directly to private sector entities without a government guarantee, subject to market-based pricing and provisioning and a number of restrictions. Disbursements are denominated in United States dollars and borrowers have the option of either a LIBOR-based fixed or floating-rate loan. For fixed rate loans, the interest rate is fixed upon approval or for each disbursement, for the life of the loan, at a rate based on a LIBOR funding cost plus a credit spread. For floating-rate loans, the interest rate resets every six months based on a LIBOR rate plus a credit spread. The credit spreads and fees for Private Sector Program loans are set on a case by case basis.

As of June 30, 2003, cumulative Private Sector Program loans approved, net of cancellations and participations, amounted to $1,860,088,000 (2002—$1,814,759,000). Outstanding loans, net of participations, under this Program amounted to $1,305,153,000 at June 30, 2003 (2002—$1,254,353,000). At June 30, 2003, Private Sector Program loans outstanding and guarantee exposure, net of reinsurance, represented 3.45% (2002—3.40%) of the Bank's total outstanding loans and guarantee exposure, net of reinsurance, excluding emergency lending.

A summary of the Bank's outstanding loans by currency and product type and their maturity structure at June 30, 2003 and December 31, 2002 is shown in Appendix VIII.

Guarantees

The Bank may make partial guarantees either without a government counter-guarantee under the 10% limit for the Private Sector Program operations mentioned above or for public sector operations with a member government counter-guarantee. To date, the Bank has issued partial guarantees designed to encourage private sector investments and local capital market development. The partial risk guarantees and partial credit guarantees are provided mostly for infrastructure projects and may be offered on a stand-alone basis or in conjunction with a Bank loan. Partial risk guarantees cover specific risk events related to non-commercial factors (e.g., currency convertibility, transferability of currencies outside the host country, government contract frustration) and partial credit guarantees cover payment risks for selected project borrowings or debt issuances. The terms of all guarantees are specifically set in each guarantee agreement and are primarily tied to a project or the terms of debt issuances. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income from loans over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. Guarantee exposure is measured as the future guaranteed cash flows, net of reinsurance, when applicable, discounted to the current period. Guarantees are not included in reported loan balances.

As of June 30, 2003, the Board of Executive Directors had approved, net of cancellations, eight guarantees (2002—seven guarantees) without a government counter-guarantee in the amount of $621,450,000 (2002—$611,450,000), of which $335,200,000 (2002—$335,420,000) was outstanding and subject to call. No guarantees provided by the Bank have been called. The net present value of guarantee exposure, net of reinsurance, which is the amount counted under the Private Sector Program's limit, was $195,300,000 at June 30, 2003 (2002—$193,600,000).

ORDINARY CAPITAL FUNDING AND LIQUIDITY MANAGEMENT

Borrowing Policy

The Bank's policy is to limit the amount of its Net Borrowings to the subscribed callable capital of the non-borrowing member countries of the Bank (the United States, Canada and the nonregional members). "Net Borrowings" are the amount of the Bank's ordinary capital borrowings, after swaps, and gross guarantee exposure, less qualified liquid assets, after swaps, and the Special Reserve assets which are kept solely for meeting liabilities on such borrowings and guarantees. At June 30, 2003, such Net Borrowings represented 69.6% of the subscribed callable capital of the non-borrowing member countries.

Under the Agreement, the Bank may borrow only with the approval of the country in whose markets the Securities are sold and the member in whose currency the Securities are denominated. In addition, the Bank is required to obtain the agreement of such countries that the proceeds of such Securities may be exchanged by the Bank for the currency of any other country without restriction.

The primary objective of the Bank's borrowing policy is to obtain the necessary resources to finance its lending program at the lowest possible cost for borrowers. The Bank uses derivatives for hedging purposes as part of its asset and liability management, enabling the Bank to lower its funding costs and enhance investment returns without increasing the Bank's exposure to market risk. The Bank closely monitors and regulates its activities with its dealers and counterparties (see "Commercial Credit Risk"). A summary of the Bank's medium- and long-term borrowing portfolio and its maturity structure at June 30, 2003 and December 31, 2002 is shown in Appendix IX to the Financial Statements—Ordinary Capital. In addition, the Bank has a short-term borrowing facility under which it issues discount notes with maturities of 360 days or less.

The amount and timing of the Bank's borrowings are determined in part by the Bank's policies on the holding of cash and liquid investments in convertible currencies as explained below under "Liquidity Management".

Liquidity Management

The Bank's purpose of holding liquidity is twofold: transactional and precautionary. The Bank maintains adequate resources to meet anticipated contractual obligations and to ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank has a policy of maintaining its month-end holdings of liquid assets, excluding Special Reserve investments and investments funded by the short-term borrowing facility ("adjusted liquid assets"), within a range of 60% to 100% of the sum of 50% of the estimated undisbursed balance on signed loans at the end of each year plus 33% of estimated net cash requirements for the current and the succeeding year. At June 30, 2003, the Bank's holdings of such adjusted liquid assets were 81.7% of such sum. In addition, the Bank's liquidity policy calls for a target for average annual adjusted liquid assets within a range of 70% to 90% of such sum. For the six months ended June 30, 2003, the Bank's average adjusted liquid assets were 87.6% of such sum.

The primary objective in the management of the Bank's liquid assets is the maintenance of a conservative exposure to market, credit and liquidity risk (see "Commercial Credit Risk"). Within the constraints determined by this primary objective, the Bank maximizes returns on the invested asset portfolio.

As part of its overall portfolio management strategy, the Bank is authorized by its Board of Executive Directors to invest its liquid assets in the obligations of highly rated governments, agencies, commercial banks and corporates (including asset-backed securities). The Bank is also authorized to use derivatives, including currency and interest rate swaps, financial futures and options, for hedging purposes. In order to manage risks associated with its liquidity management, the Bank limits its exposure by counterparty, issuer, sector and rating, and closely matches the duration of its assets and liabilities (see "Commercial Credit Risk"). Summary information with respect to the Bank's investments is shown in Appendices V and VI to the Financial Statements—Ordinary Capital.

ORDINARY CAPITAL FINANCIAL RISK MANAGEMENT

General

In order to manage and control financial risk, the Bank conducts its operations within a framework of financial policies, uses only financial instruments that have been specifically authorized, and follows a well-defined risk management decision-making process.

The Bank conducts its risk management activities in accordance with the Agreement, and such other policies as are approved by its Board of Governors, its Board of Executive Directors, which has been delegated the authority to approve financial policies, and the Finance Committee of Management, which reviews policies for submission to the Board of Executive Directors. Additionally, a Finance Department committee on asset and liability management, chaired by the Finance Manager, develops guidelines and oversees implementation of and compliance with the Bank's financial risk management approach. On the basis of the financial policies approved by the Board of Executive Directors, the Finance Department makes decisions in matters of risk, asset and liability management, funding and investments, and strategic financial planning.

As part of its lending activities, the Bank is exposed to credit risk (loan portfolio and commercial); market risk (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); and operating risk.

Credit Risk

Credit risk is the potential loss that could result from the default of borrowers (i.e., loan portfolio credit risk), or from the default/downgrade of investment, trading or swap counterparties (i.e., commercial credit risk).

Loan Portfolio Credit Risk

Credit risk is inherent to the Bank's loan portfolio. In addition to the lending limitations prescribed by the Agreement (see "Ordinary Capital Operations of the Bank—General"), the Bank's policy is to limit the total amount of outstanding loans and guarantees to the callable capital of non-borrowing member countries plus the Bank's Paid-in Capital and General Reserve, which does not include the Bank's Special Reserve kept solely for meeting liabilities of the Bank. In addition, several interrelated financial policies contribute to the management of credit risk in the Bank's loan portfolio by providing the most stable and lowest possible loan charges and lending rates to its clients; maintaining adequate profitability and capital adequacy levels; and holding a prudent amount of funds in liquidity. Finally, the Bank has set aside an allowance for loan losses and follows the policy of reviewing the collectibility of loans on a continuous basis.

Non-performing Loans: Except for non-guaranteed loans to private sector borrowers, loan service delays by a borrower in a member country preclude consideration for new loan approvals to borrowers in the member country, give the Bank the right to suspend loan disbursements and may result in the loan being declared immediately due and payable. It is the policy of the Bank to place in nonaccrual status all loans made to or guaranteed by a member country of the Bank if principal, interest, or other charges with respect to any such loan are overdue by more than 180 days. In addition, if loans made to a member country by the Fund for Special Operations or by any fund owned or administered by the Bank are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by the Bank. On the date a member's loans are placed in nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are excluded from the Bank's income for the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period. For Private Sector Program loans, it is the policy of the Bank to place on nonaccrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when management has doubts about the future collectibility of principal or interest. Income is recorded thereafter on a cash-basis or a combination of cash-basis and cost-recovery methods, until loan service is current and management's doubts about future collectibility cease to exist. If the collectibility risk is considered to be particularly high at the time of arrears clearance, the borrower's loans do not automatically emerge from nonaccrual status. The Bank maintains a continuous dialogue with its borrowers to attempt to ensure prompt payment on all of its loans. Currently all loans are performing, except for certain loans without government guarantees. (See Note E to the Financial Statements—Ordinary Capital, "Nonaccrual and impaired loans and allowance for loan losses").

Loan Loss Allowance: Because of the nature of the Bank's borrowers and guarantors, the Bank expects that each of its public sector loans will ultimately be repaid; however, amounts may not be repaid on originally agreed terms. As a result, the Bank can suffer losses resulting from the difference between the discounted present value of expected payments for interest and charges according to the related loan's contractual terms and the actual cash flows. In past years, certain borrowers have been in arrears for over 180 days causing their loans to be placed on nonaccrual status. To recognize the probable losses inherent in its loan portfolio, the Bank maintains an allowance for loan losses. An additional allowance is provided for Private Sector Program loan losses. At June 30, 2003, the allowance for Private Sector Program loan and guarantee losses was 12.5% of the outstanding Private Sector Program loan and guarantee portfolio (2002—11.5%). Pursuant to Bank policy, a provision of $53,160,000 has been charged to income for the six months ended June 30, 2003 (2002—$99,884,000), for a total allowance of $1,626,176,000 at June 30, 2003 (2002—$1,560,885,000).

Commercial Credit Risk

Commercial credit risk is the potential loss that could result from either the default or the downgrade by a credit rating agency of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the debt instruments in which the Bank invests its liquid holdings. The primary objective in the management of the Bank's liquid assets is the maintenance of a conservative exposure to market, credit and liquidity risk. Consequently, the Bank will only invest in high quality debt instruments issued by sovereigns, agencies, banks and corporate entities (See "Liquidity Management").

In addition, as part of its regular investment, funding and asset and liability management activities, the Bank uses derivative instruments, primarily swaps, for hedging purposes without incurring additional market risk. To manage the credit risk of its investment, funding and asset and liability management activities, the Bank limits these activities to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank also establishes strict credit limits for each counterparty and, for swap counterparties, has entered into master swap agreements that contain enforceable close-out netting provisions and provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits, which are a function of the counterparty's credit rating. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its counterparties.

Market Risk—Asset and Liability Management

The central component of the Bank's Asset and Liability Management framework is the allocation of debt and equity to fund specific assets. Based on this allocation, the majority of the Bank's liquidity (excluding the Special Reserve assets) is funded by medium- and long-term debt incurred for the specific purpose of funding liquidity. By using swaps to match the rate structures of these borrowings with their respective investments, the Bank's policy is to largely insulate its debt-funded liquidity portfolio against market rate fluctuations, producing a low and non-volatile cost of carrying liquidity. The Bank's loans are primarily funded by a combination of Paid-in Capital and General Reserve and medium to long-term fixed-rate debt incurred for the specific purpose of funding the Bank's loans. As a result, the Bank's long-term loans are provided at lower and more stable loan charges and lending rates than would otherwise be possible. The Bank's Special Reserve Assets—being funded by the Special Reserve, a part of the Bank's equity—are placed in a held-to-maturity investment portfolio in order to minimize the volatility of investment income related to this portfolio.

Interest Rate Risk

The Bank is exposed to two potential sources of interest rate risk. The first is the interest rate volatility associated with the net spread between the rate the Bank earns on its assets and the cost of borrowings that fund those assets. The second is the interest rate volatility of the income the Bank earns from funding a portion of its assets with equity.

The Bank is currently not exposed to any significant financial risk associated with the funding of its lending operations. In the case of the adjustable lending rate portfolios, the combination of a carefully designed term-structure of medium to long-term fixed-rate funding, and a mechanism to adjust lending rates semi-annually to reflect funding costs, has largely eliminated the Bank's exposure to interest rate risk and, at the same time, has provided the Bank's clients with stable costs for their loans. However, adjustable rate loans do entail some small residual interest rate risk, given the lag inherent in the lending rate calculation. The Bank's U.S. Dollar Window, emergency and Private Sector Program loans are basically match-funded and therefore not exposed to any significant interest rate risk.

The second source of interest rate risk arises because equity funds a portion of outstanding loans. Therefore, the Bank's level of net income is sensitive to movements in the Bank's lending rates, which, through the mechanism described above, are stable. In general, lower nominal interest rates result in lower lending rates, which, in turn, reduce the nominal earnings on the Bank's equity.

Exchange Rate Risk

In order to minimize exchange rate risk in a multicurrency environment, the Bank matches its after-swap borrowing obligations in any one currency with assets in the same currency, as prescribed by the Agreement. In addition, in order to minimize currency misalignments, the Bank aligns the currency compositions of: the Special Reserve with outstanding borrowings; the allowance for loan losses with outstanding loans; and the non-U.S. Dollar portions of reserves with outstanding loans. The Bank implements regular, periodic currency conversions to maintain these currency alignments.

Liquidity Risk

Liquidity risk includes the risk of being unable to fund the Bank's portfolio of assets at appropriate maturities and rates (i.e., funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (i.e., liquidation risk); and the exacerbation of these two risks from having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (i.e., concentration risk). The Bank manages liquidity risk by holding a prudent amount of its funds in high-quality liquid assets and by diversifying its asset holdings and liabilities (see "Ordinary Capital Funding and Liquidity Management").

Operating Risk

Operating risk is the potential for loss arising from internal activities, or external events, caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transactions processing, pricing, cash and securities movements and settlement systems. In addition, operating risk includes fraud, and failures in the execution of legal, fiduciary and agency responsibilities. The Bank mitigates its operating risk by establishing and maintaining appropriate internal controls and disaster recovery arrangements.

INTERMEDIATE FINANCING FACILITY

The resources of the Intermediate Financing Facility Account (the IFF Account) are used to defray a portion of the debt service due by borrowers on certain approved loans made from the ordinary capital. The IFF Account is authorized to defray a maximum of up to 5% per annum of the interest due on such approved loans. Also, under the enhanced HIPC Initiative, the IFF will subsidize 100% of certain debt payments (both principal and interest) on selected ordinary capital loans. The IFF Account is funded from the General Reserve of the Fund for Special Operations and from income earned on its investments.

FUND FOR SPECIAL OPERATIONS

General

The Fund for Special Operations (the FSO) was established under the Agreement for the purpose of making loans "on terms and conditions appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects." The amortization periods for loans from the FSO have usually been longer and the interest rates lower than for loans from the Bank's ordinary capital resources.

Under the Agreement, the ordinary capital resources of the Bank are required at all times and in all respects to be held, used, obligated, invested and otherwise disposed of entirely separate from the resources of the FSO. Separate financial statements for the ordinary capital operations and the operations of the FSO are required. The ordinary capital resources are under no circumstances to be used to discharge losses or liabilities arising from the FSO's operations. Administrative and other expenses pertaining to the operations of the FSO are charged to the FSO (see Note B to the Financial Statements—Ordinary Capital).

At June 30, 2003, the FSO's fund balance amounted to $9,517,445,000 mostly resulting from subscribed contribution quotas from member governments of the Bank.

At June 30, 2003, outstanding loans held by the Bank in the FSO were $6,798,785,000 and the undisbursed portion of approved loans aggregated $1,898,706,000.

Heavily Indebted Poor Countries (HIPC) Initiative

The Bank is participating in the HIPC Initiative, a concerted, international initiative endorsed by the Group of Seven Countries (G-7), the World Bank and the International Monetary Fund, for addressing the debt problems of a group of countries identified as heavily indebted poor countries to ensure that reform efforts of these countries will not be put at risk by continued high external debt burdens. Under the HIPC Initiative, all bilateral and multilateral creditors are providing debt relief for countries that demonstrate good policy performance over an extended period in order to bring their debt service burdens to sustainable levels.

For the Bank, HIPC debt relief, comprised of HIPC I of 1998 and the enhanced HIPC Initiative approved by the Bank's Board of Governors in March 2001, will be for Bolivia, Guyana, Honduras and Nicaragua and is expected to total a net present value of approximately $1.1 billion, which will be delivered from 1998 through 2019. This debt relief is being implemented through a combination of write-offs of FSO loan principal and interest, transfers from the FSO general reserve to the IFF, conversion of Bank-held FSO local currencies to convertible currencies, and grants of member countries through the World Bank HIPC Trust Fund.

FUNDS UNDER ADMINISTRATION

In addition to its own resources in the Ordinary Capital, the Fund for Special Operations, and the Intermediate Financing Facility, the Bank administers various trust funds, under agreements with governments and multilateral organizations, for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members.

ADMINISTRATION OF THE BANK

The Bank's administration is composed of the Board of Governors, the Board of Executive Directors, the President, the Executive Vice President, the Vice President for Planning and Administration, other officers and the staff.

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member country. The Governor or Alternate Governor from each member exercises the voting power to which that member is entitled, each member having 135 votes plus one vote for each share of capital stock of the Bank held (see Appendix XI to the Financial Statements—Ordinary Capital). The Board of Governors holds regular annual meetings.

The Board of Executive Directors consists of fourteen Directors, one appointed by the United States, three elected by the Governors of the nonregional member countries, and the remaining ten elected by the Governors of the other members of the Bank. The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or, if elected, the number of votes that counted toward his election.

All matters before the Board of Governors or the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement in which a higher percentage is required.

The President is elected by the Board of Governors. Under the direction of the Board of Executive Directors, he conducts the ordinary business of the Bank and is chief of its staff. The Executive Vice President is appointed by the Board of Executive Directors on the recommendation of the President. Under the direction of that Board and the President of the Bank, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by that Board, and in the absence or incapacity of the President, exercises the authority and performs the function of the President.

The Board of Executive Directors

The following is an alphabetical list of the Board of Executive Directors of the Bank, the member countries by which they were appointed or elected, and the Alternates appointed by the Executive Directors:

Executive Directors	Alternates	Member Countries
Charles Bassett (Canada)	Alan F. Gill (Canada)	Canada
José Carlos Castañeda (Guatemala)	Sandra de Midence (Honduras)	Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua
Eugenio Díaz-Bonilla (Argentina)	Martín Bès (Argentina)	Argentina and Haiti
Luis Guillermo Echeverri (Colombia)	Jaime Pinto Tabini (Peru)	Colombia and Peru
José A. Fourquet (United States)	*	United States
Agustín García-López (Mexico)	Héctor Santos (Dominican Republic)	Dominican Republic and Mexico
Juan Notaro (Uruguay)	Jorge Crespo-Velasco (Bolivia)	Bolivia, Paraguay and Uruguay
Michel Planque (France)	Paal Aavatsmark (Norway)	Austria, Denmark, Finland, France, Norway, Spain and Sweden
Germán Quintana (Chile)	Víctor Manuel Acosta (Ecuador)	Chile and Ecuador
Luis Alberto Rodríguez (Trinidad & Tobago)	Havelock Brewster (Guyana)	Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago
José Alejandro Rojas (Venezuela)	Eduardo Linares (Panama)	Panama and Venezuela
Martus Tavares (Brazil)	José Frederico Álvares (Brazil)	Brazil and Suriname
Yoshihisa Ueda (Japan)	Toshitake Kurosawa (Japan)	Croatia, Japan, Portugal, Slovenia and United Kingdom
Michaela Zintl (Germany)	Paolo Cappellacci (Italy)	Belgium, Germany, Israel, Italy, The Netherlands and Switzerland

Office of Evaluation and Oversight
Stephen A. Quick, Director

* Vacant

Principal Officers

The following is a list of the principal officers of the Bank:

Enrique V. Iglesias	President
Dennis E. Flannery	Executive Vice President
Paulo Paiva	Vice President for Planning and Administration
Ricardo L. Santiago	Operations Regional Manager 1
Miguel E. Martínez	Operations Regional Manager 2
Ciro de Falco	Operations Regional Manager 3
Charles O. Sethness	Finance Manager
J. James Spinner	General Counsel
Carlos Ferdinand	Secretary of the Bank
Manuel Rapoport	Strategic Planning and Budget Department Manager
Nohra Rey de Marulanda	Integration and Regional Programs Manager
Hiroshi Toyoda	Private Sector Manager
Carlos M. Jarque	Sustainable Development Manager
Richard J. Herring	Information Technology and General Services Manager
Manuel Labrado	Human Resources Manager
Guillermo Calvo	Chief Economist
Eloy B. Garcia	Treasurer
Elizabeth J. Folsom	Auditor General
Camille Gaskin-Reyes	Chief, Regional Operations Support Office
Mirna Liévano de Marques	External Relations Advisor

External Auditors

The Bank's external auditors are appointed by the Bank's Board of Governors following a process of international competitive bidding. In 1995, and again in 2000, Arthur Andersen LLP, Washington, D.C., U.S.A., was appointed for five-year terms as auditors of the Bank. The financial statements of the Bank for the years 1998 through 2001 were audited by Arthur Andersen LLP, which rendered an unqualified opinion with respect to the financial statements of the Bank each year.

In 2002, Ernst & Young LLP, Washington D.C., U.S.A., with offices at 8484 Westpark Drive, McLean, VA 22102, was selected and appointed as the Bank's external auditor for the year 2002. Pursuant to an agreement between the Bank and Ernst & Young LLP, the parties may extend, on a yearly basis through the year 2006, the existing appointment of Ernst & Young LLP as the Bank's external auditor. In March 2003, Ernst & Young LLP was appointed as the Bank's external auditor for the year 2003.

INTER-AMERICAN INVESTMENT CORPORATION

The purpose of the Inter-American Investment Corporation (the Corporation) is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those that are small and medium scale, in such a way as to supplement the activities of the Bank. Fully private enterprises and those with partial share participation by government or other public entities, whose activities strengthen the private sector of the economy, are eligible for financing by the Corporation. In addition to making direct and indirect investments, the Corporation can provide technical cooperation, financial and general management assistance to Latin American and Caribbean enterprises, as well as other entities supporting such enterprises.

Forty-two countries are now members of the Corporation. The Corporation is an affiliate of the Bank, but its operations and funds are completely separate from those of the Bank. At June 30, 2003, net of cancellations, the Corporation had approved 215 operations, which included equity investments and loans in 23 member countries. The aggregate amount of these operations amounted to the equivalent of $1,084,224,000, $861,626,000 of which had been disbursed. At June 30, 2003, the aggregate amount of outstanding loans amounted to $259,493,000 and the aggregate amount of outstanding equity investments amounted to $110,132,000.

Currently, the Bank has an approved loan to the Corporation in the amount of $300,000,000. Disbursements under this loan are to be denominated in United States dollars and carry a LIBOR-based interest rate. There were no amounts outstanding as of June 30, 2003 or December 31, 2002.

THE AGREEMENT ESTABLISHING THE BANK

The Agreement Establishing the Inter-American Development Bank, which constitutes the Bank's basic charter, sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the Fund for Special Operations, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or between members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

For the full text of the Agreement, reference is made to the copies available for inspection and distribution at the Bank's office in Washington, D.C.

LEGAL STATUS, IMMUNITIES AND PRIVILEGES

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, Securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which discriminates against such Securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for such taxation is the place or currency in which such Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

INDEX TO FINANCIAL STATEMENTS—ORDINARY CAPITAL

REPORT OF INDEPENDENT AUDITORS

Board of Governors
Inter-American Development Bank

We have audited the accompanying balance sheet of the Inter-American Development Bank (Bank)—Ordinary Capital as of December 31, 2002, and the related statements of income and general reserve, comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Inter-American Development Bank—Ordinary Capital as of December 31, 2001, were audited by other auditors who have ceased operations and whose report dated February 13, 2002, expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the change in the Bank's method of accounting for derivative instruments and hedging activities discussed in Note B to these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Inter-American Development Bank—Ordinary Capital as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Washington, D.C.
February 12, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Governors
Inter-American Development Bank

We have audited the accompanying balance sheets of the Inter-American Development Bank (Bank)— Ordinary Capital as of December 31, 2001 and 2000, and the related statements of income and general reserve, comprehensive income and cash flows for each of the five years in the period ended December 31, 2001. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Inter-American Development Bank—Ordinary Capital as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the five years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note B to the financial statements, effective January 1, 2001, the Bank changed its method of accounting for derivative instruments and hedging activities.

Arthur Andersen LLP

Washington, D.C.
February 13, 2002

INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

BALANCE SHEET
Expressed in thousands of United States dollars

	June 30, 2003 (unaudited)		December 31, 2002	
ASSETS				
Cash and investments				
Cash	$ 380,294		$ 208,909	
Investments				
Trading	11,000,844		11,298,628	
Held-to-maturity	3,308,825	$14,689,963	3,542,249	$15,049,786
Loans outstanding	48,324,863		47,957,857	
Allowance for loan losses	(1,626,176)	46,698,687	(1,560,885)	46,396,972
Accrued interest and other charges				
On investments	98,658		113,688	
On loans	734,701		694,037	
On swaps, net	271,031	1,104,390	181,719	989,444
Receivable from members				
Capital subscriptions	2,270		6,191	
Non-negotiable, non-interest bearing demand obligations	443,600		499,506	
Amounts required to maintain value of currency holdings	56,940	502,810	57,868	563,565
Currency and interest rate swaps				
Investments—trading	7,621		18,860	
Borrowings	1,899,322	1,906,943	1,293,803	1,312,663
Other assets				
Property, net	287,753		287,152	
Unamortized borrowing costs	237,784		143,972	
Miscellaneous	275,044	800,581	254,386	685,510
Total assets		$65,703,374		$64,997,940
LIABILITIES AND CAPITAL				
Liabilities				
Borrowings				
Short-term	$ 39,999		$ 729,434	
Medium- and long-term	49,040,686	$49,080,685	48,129,872	$48,859,306
Currency and interest rate swaps				
Investments—trading	262,488		288,829	
Loans	69,012		64,932	
Borrowings	428,273	759,773	613,362	967,123
Accrued interest on borrowings		796,525		781,735
Accounts payable and accrued expenses		129,424		121,014
Total liabilities		50,766,407		50,729,178
Capital				
Capital stock				
Subscribed 8,368,379 shares (2002—8,368,379)	100,951,374		100,951,374	
Less callable portion	(96,611,180)		(96,611,180)	
	4,340,194		4,340,194	
General reserve	7,780,507		7,217,356	
Special reserve	2,665,500		2,665,500	
Accumulated other comprehensive income	150,766	14,936,967	45,712	14,268,762
Total liabilities and capital		$65,703,374		$64,997,940

The accompanying notes are an integral part of these financial statements.

INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

STATEMENT OF INCOME AND GENERAL RESERVE

Expressed in thousands of United States dollars

	Six Months ended June 30, 2003 (unaudited)	Six Months ended June 30, 2002 (unaudited)	Years ended December 31, 2002	2001	2000	1999	1998
Income							
Loans							
Interest	$1,358,998	$1,315,408	$2,615,576	$2,994,938	$2,838,581	$2,376,659	$1,972,779
Credit commissions	40,214	—	564	114,687	136,506	130,534	82,160
Supervision and inspection and other fees	29,861	10,942	22,731	81,344	85,700	74,334	30,150
	1,429,073	1,326,350	2,638,871	3,190,969	3,060,787	2,581,527	2,085,089
Investments	159,223	160,849	318,596	540,917	765,479	576,188	519,519
Other	8,801	12,919	27,384	45,162	51,633	36,544	14,055
Total income	1,597,097	1,500,118	2,984,851	3,777,048	3,877,899	3,194,259	2,618,663
Expenses							
Borrowing expenses							
Interest	821,848	903,533	1,801,147	2,269,439	2,527,017	2,080,335	1,817,841
Amortization of borrowing costs	22,625	19,008	37,520	40,116	42,811	48,316	43,410
Debt repurchase costs	11,569	1,678	2,694	10,955	—	769	11
	856,042	924,219	1,841,361	2,320,510	2,569,828	2,129,420	1,861,262
Provision for loan losses	53,160	64,014	99,884	147,303	174,428	220,528	91,459
Administrative expenses	146,930	140,641	315,972	299,777	287,587	276,270	273,101
Total expenses	1,056,132	1,128,874	2,257,217	2,767,590	3,031,843	2,626,218	2,225,822
Operating income	540,965	371,244	727,634	1,009,458	846,056	568,041	392,841
Net gain (loss) from hedging activities under SFAS 133	22,186	(94)	(18,899)	(39,697)	—	—	—
Income before cumulative effect of change in accounting principle	563,151	371,150	708,735	969,761	846,056	568,041	392,841
Cumulative effect of change in accounting principle	—	—	—	50,839	—	—	—
Net income	563,151	371,150	708,735	1,020,600	846,056	568,041	392,841
Allocation to special reserve	—	—	—	—	—	—	(44,233)
Allocation to the Fund for Special Operations	—	—	(27,200)	(27,200)	(27,200)	—	—
Addition to general reserve for the period	563,151	371,150	681,535	993,400	818,856	568,041	348,608
General reserve, beginning of period	7,217,356	6,535,821	6,535,821	5,542,421	4,723,565	4,155,524	3,806,916
General reserve, end of period	$7,780,507	$6,906,971	$7,217,356	$6,535,821	$5,542,421	$4,723,565	$4,155,524

STATEMENT OF COMPREHENSIVE INCOME

Expressed in thousands of United States dollars

	Six Months ended June 30, 2003 (unaudited)	Six Months ended June 30, 2002 (unaudited)	Years ended December 31, 2002	2001	2000	1999	1998
Net income	$563,151	$371,150	$ 708,735	$1,020,600	$ 846,056	$568,041	$392,841
Other comprehensive income (loss):							
Translation adjustments	98,353	298,609	372,928	(207,049)	(151,722)	1,166	166,636
Net gain (loss) on cash flow hedges under SFAS 133	6,701	(27,670)	(38,891)	(21,155)	—	—	—
Cumulative effect of change in accounting principle	—	—	—	44,760	—	—	—
Total other comprehensive income (loss)	105,054	270,939	334,037	(183,444)	(151,722)	1,166	166,636
Comprehensive income	$668,205	$642,089	$1,042,772	$ 837,156	$ 694,334	$569,207	$559,477

The accompanying notes are an integral part of these financial statements.

INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

STATEMENT OF CASH FLOWS
Expressed in thousands of United States dollars

	Six Months ended June 30, 2003 (unaudited)	Six Months ended June 30, 2002 (unaudited)	Years ended December 31, 2002	2001	2000	1999	1998
Cash flows from lending and investing activities							
Lending:							
Loan disbursements (net of participations)	$ (3,867,979)	$(1,330,348)	$ (5,521,825)	$ (6,037,233)	$ (6,682,526)	$ (7,947,170)	$(6,085,404)
Loan collections (net of participations)	3,904,136	1,490,464	4,106,227	1,925,760	2,312,434	1,988,381	1,946,294
Net cash provided by (used in) lending activities	36,157	160,116	(1,415,598)	(4,111,473)	(4,370,092)	(5,958,789)	(4,139,110)
Gross purchases of held-to-maturity investments	(11,063,564)	(6,165,515)	(17,017,449)	(15,159,919)	(18,864,271)	(13,065,531)	—
Gross proceeds from maturities of held-to-maturity investments	11,344,879	6,127,298	16,961,698	14,801,386	18,696,210	10,068,282	—
Purchase of property	(12,480)	(8,893)	(25,328)	(20,220)	(10,747)	(14,198)	(14,723)
Miscellaneous assets and liabilities	(7,101)	(20,088)	(21,608)	5,683	(12,401)	18,927	12,648
Net cash provided by (used in) lending and investing activities	297,891	92,918	(1,518,285)	(4,484,543)	(4,561,301)	(8,951,309)	(4,141,185)
Cash flows from financing activities							
Medium- and long-term borrowings:							
Gross proceeds	5,530,268	4,048,622	8,575,159	7,081,689	8,143,176	8,881,263	5,751,310
Repayments	(6,017,346)	(2,240,034)	(6,058,863)	(5,399,508)	(4,123,468)	(2,258,715)	(1,697,478)
Short-term borrowings:							
Gross proceeds	1,125,000	95,709	897,801	2,900,790	4,519,656	2,323,127	—
Repayments	(1,815,000)	(480,458)	(655,814)	(3,479,867)	(4,232,094)	(1,543,599)	—
Capital:							
Collections of receivables from members	60,753	83,837	83,415	164,148	159,963	197,321	132,616
Net cash provided by (used in) financing activities	(1,116,325)	1,507,676	2,841,698	1,267,252	4,467,233	7,599,397	4,186,448
Cash flows from operating activities							
Loan income collections	1,423,157	1,463,125	2,785,447	3,028,763	2,990,522	2,538,388	2,098,898
Interest and other costs of borrowings	(834,553)	(927,502)	(1,708,692)	(2,366,599)	(2,486,565)	(2,063,745)	(1,916,810)
Income from investments	153,358	161,458	309,070	577,643	750,533	556,259	542,648
Other income	4,395	6,144	14,677	14,862	17,194	16,772	14,055
Administrative expenses	(160,380)	(147,338)	(326,031)	(318,481)	(253,204)	(301,765)	(262,857)
Net cash provided by operating activities	585,977	555,887	1,074,471	936,188	1,018,480	745,909	475,934
Adjustments to receivable from members	—	—	—	(1,639)	(1,177)	(64,281)	(38,298)
Change in market value of trading investments	4,177	3,165	(1,097)	4,612	17,535	64	(35,339)
Effect of exchange rate fluctuations on cash and trading investments	116,983	255,347	306,554	(154,903)	(254,236)	72,073	155,000
Allocation to the Fund for Special Operations	—	—	(27,200)	(27,200)	(27,200)	—	—
Net increase (decrease) in cash and trading investments	(111,297)	2,414,993	2,676,141	(2,460,233)	659,334	(598,147)	602,560
Cash and trading investments, beginning of period	11,237,568	8,561,427	8,561,427	11,021,660	10,362,326	10,960,473	10,357,913
Cash and trading investments, end of period	$ 11,126,271	$10,976,420	$ 11,237,568	$ 8,561,427	$ 11,021,660	$ 10,362,326	$10,960,473
Composition of cash and trading investments:							
Cash	$ 380,294	$ 304,328	$ 208,909	$ 267,477	$ 185,954	$ 269,158	$ 298,275
Investments held in trading portfolio	11,000,844	10,929,072	11,298,628	8,384,364	11,020,779	10,272,181	10,850,708
Currency and interest rate swaps—Investments—trading, net	(254,867)	(256,980)	(269,969)	(90,414)	(185,073)	(179,013)	(188,510)
	$ 11,126,271	$10,976,420	$ 11,237,568	$ 8,561,427	$ 11,021,660	$ 10,362,326	$10,960,473

The accompanying notes are an integral part of these financial statements.

INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

NOTES TO FINANCIAL STATEMENTS

Six Months Ended June 30, 2003 and Five Years Ended December 31, 2002

(Audited only through December 31, 2002)

Note A—Origin

The Inter-American Development Bank (Bank) is an international organization which was established in December 1959. The principal purpose of the Bank is to promote the economic and social development of Latin America and the Caribbean, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital with such operations supplemented by those of the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). The FSO was established for the purpose of making loans in the less developed member countries in Latin America and the Caribbean by providing financing on terms which are highly concessional. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans from the Ordinary Capital.

Note B—Summary of Significant Accounting Policies

The Bank's financial statements are prepared in conformity with United States generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New accounting pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. The initial recognition and measurement provisions of this interpretation are applicable to guarantees issued or modified after December 31, 2002, while the disclosure requirements were effective for the Bank's 2002 financial statements. The Bank adopted the provisions of this interpretation during 2002 and enhanced its guarantee disclosure accordingly. The adoption of the initial recognition and measurement provisions of the interpretation does not have a material impact on the Bank's financial statements.

Translation of currencies

The Bank's financial statements are expressed in United States dollars; however, the Bank conducts its operations in the currencies of all of its members, which are considered functional currencies. The Bank's resources are derived from capital, borrowings and accumulated earnings in those various currencies. The Bank has a number of general policies aimed at minimizing exchange-rate risk in a multicurrency environment. The Bank generally follows the policy of investing and lending the proceeds of borrowings (after swaps) and paid-in capital in the currencies received. In addition, the Bank periodically undertakes currency conversions to match more closely the currencies underlying its general and special reserves with those of the outstanding loans.

Assets and liabilities in functional currencies derived from borrowings are translated into United States dollars at approximate market exchange rates prevailing at the dates of the financial statements. Net adjustments resulting from the translation of functional currencies are charged or credited to translation adjustments and are presented as a separate component of other comprehensive income in the Statement of Comprehensive Income. Exchange rate fluctuations do not have any effect on the United States dollar

Note B—Summary of Significant Accounting Policies—(Continued)

equivalent of currencies from paid-in capital because of the maintenance of value described below. Income and expenses are translated at approximate market exchange rates prevailing during each month.

Valuation of capital stock

The Agreement Establishing the Bank (Agreement) provides that the Ordinary Capital be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959. The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold effective April 1, 1978, and consequently the General Counsel of the Bank has rendered an opinion that the Special Drawing Right (SDR) has become the successor to the 1959 United States dollar as the standard of value of the Bank's capital stock and for the purpose of maintaining the value of the Bank's currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies, including the United States dollar. Pending a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using the 1959 United States dollar, which pursuant to the devaluations of the United States dollar in 1972 and 1973 is equal to approximately 1.2063 current United States dollars, as the basis of valuation. If the 1959 United States dollar were to have been substituted with the SDR on June 30, 2003, the financial position and the results of operations of the Bank would not have been materially affected.

Maintenance of value

In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency which is held in the Ordinary Capital, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

General and special reserves

In accordance with resolutions of the Board of Governors, the net income from the Ordinary Capital resources of the Bank is generally added to the general reserve to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside from the Bank's inception to 1998 pursuant to Article III, Section 13 of the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities of the Bank on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by the Bank.

Investments

Investment securities are classified based on management's intention on the date of purchase. Securities which management has the intent and ability to hold until maturity are included in the held-to-maturity portfolio and reported at amortized cost. All other securities are held in a trading portfolio. Securities and related derivative instruments (mostly currency and interest rate swaps) held in the trading portfolio are carried and reported at market value, with realized and unrealized gains and losses included in income from investments on the Statement of Income and General Reserve. These securities and related derivative instruments are included in the Statement of Cash Flows as cash equivalents due to their nature and the Bank's policy governing the level and use of such investments.

Note B—Summary of Significant Accounting Policies—(Continued)

Loans

The Bank makes loans to its developing member countries, agencies or political subdivisions of such members or to private enterprises carrying out projects in their territories. In the case of loans to borrowers other than national governments, central banks or other governmental or inter-governmental entities, the Bank follows the general policy of requiring a guarantee engaging the full faith and credit of the government. Up to 10% of the Bank's outstanding loans and guarantees, not including emergency lending, may be made directly to private sector entities without a government guarantee on the basis of market-based pricing and provisioning (Private Sector Program). These financings are subject to a number of restrictions, including a ceiling on financing the lesser of 25% of the total costs of an individual project or $75 million, although in the case of certain specified countries the Bank may finance up to the lesser of 40% of the total costs of an individual project or $75 million. There is also a ceiling on partial risk guarantees of the lesser of 50% of the total costs of an individual project or $150 million.

Loans representing approximately 47% of the outstanding balances have repayment obligations in various currencies determined on the basis of a currency pooling system (Currency Pooling System). The principal amount of Currency Pooling System loans is repayable, in aggregate, in the currencies lent. Multicurrency loans approved prior to January 1, 1983 and single currency loans are repayable in the specific currencies disbursed.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial to the financial results of the Bank. Front-end fees on emergency loans are deferred and amortized over the first four years of the loan on a straight-line basis, which approximates the effective interest method.

It is the policy of the Bank to place on nonaccrual status all loans made to or guaranteed by a member of the Bank if principal, interest or other charges with respect to any such loan are overdue by more than 180 days. In addition, if loans made to a member country by the FSO or any fund owned or administered by the Bank are placed on nonaccrual status, all loans made to or guaranteed by that member government will also be placed on nonaccrual status by the Bank. On the date a member's loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For Private Sector Program loans, it is the policy of the Bank to place on nonaccrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when management has doubts about the future collectibility of principal or interest. Income is recorded thereafter on a cash-basis or a combination of cash-basis and cost-recovery methods, until loan service is current and management's doubts about future collectibility cease to exist. If the collectibility risk is considered to be particularly high at the time of arrears clearance, the borrower's loans will not automatically emerge from nonaccrual status.

The Bank does not reschedule public sector loan repayments and has never had a write-off on any of its loans. The Bank reviews the collectibility of loans on a continuous basis and records, as an expense, provisions for loan losses in accordance with its determination of the collectibility risk of the total loan and guarantees portfolio. Such reviews consider the potential for delay in the scheduled loan repayments.

Note B—Summary of Significant Accounting Policies—(Continued)

The Bank considers a Private Sector Program loan as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the loan's original contractual terms. Specific allowance for losses on impaired loans are set aside based on management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral. Income on impaired loans is generally recognized following a combination of cash-basis and cost-recovery methods.

Guarantees

The Bank may make partial guarantees either without a government counter-guarantee under the 10% limit for the Private Sector Program operations mentioned above or for public sector operations with a member government counter-guarantee. To date, the Bank has issued partial guarantees designed to encourage private sector investments and local capital market development. The partial risk guarantees and partial credit guarantees are provided mostly for infrastructure projects and may be offered on a stand-alone basis or in conjunction with a Bank loan. Partial risk guarantees cover specific risk events related to non-commercial factors (e.g. currency convertibility, transferability of currencies outside the host country, government contract frustration) and partial credit guarantees cover payment risks for selected project borrowings or debt issuances. The terms of all guarantees are specifically set in each guarantee agreement and are primarily tied to a project or the terms of debt issuances. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income from loans over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. Guarantee exposure is measured as the future guaranteed cash flows, net of reinsurance, when applicable, discounted to the current period. Guarantees are not included in reported loan balances.

Receivable from members

Receivable from members includes non-negotiable, non-interest bearing demand obligations that have been accepted in lieu of the immediate payment of all or any part of a member's subscribed paid-in capital stock.

Property

Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 4 to 15 years for equipment).

Borrowings

To ensure funds are available for lending and liquidity purposes, the Bank borrows in the international capital markets, offering its securities to private and public investors. The Bank issues medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. The Bank also issues short-term discount notes for liquidity management purposes. Borrowings are carried on the Balance Sheet at their par value (face value) adjusted for changes in fair value attributable to the hedged risk, when part of a hedging relationship (basis adjustment), and for any unamortized premiums or discounts. Basis adjustments on hedged borrowings are recorded in net gain (loss) from hedging activities under SFAS 133 on

Note B—Summary of Significant Accounting Policies—(Continued)

the Statement of Income and General Reserve. The Bank starts amortizing basis adjustments when the related hedge is terminated. Basis adjustments and premiums or discounts are amortized on a straight-line basis, which approximates the effective interest method. Amortization of premiums and discounts is included in interest under borrowing expenses, on the Statement of Income and General Reserve. Borrowing costs associated with a bond offering are deferred and amortized on a straight-line basis, which approximates the effective interest method, over the period during which the related indebtedness is outstanding. The unamortized balance of the borrowing costs is presented separately under other assets on the Balance Sheet and the amortization of the borrowing costs is presented as a separate element under borrowing expenses on the Statement of Income and General Reserve.

Derivatives

As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its investment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the respective operation to produce the desired interest and/or currency type.

Effective January 1, 2001, all derivatives are recognized in the Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount. On the date the derivative contract is entered into, the Bank designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge) or as held in the trading portfolio (investment derivatives). Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a fair-value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk (including gains or losses on firm commitments) are recorded in net gain (loss) from hedging activities under SFAS 133 on the Statement of Income and General Reserve. The effective portion of the changes in fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge is recorded in other comprehensive income, until earnings are affected by the variability of cash flows. The ineffective portion, resulting from excess expected cash flows on the derivative, is recorded in net gain (loss) from hedging activities under SFAS 133 on the Statement of Income and General Reserve. Changes in the market value of investment derivatives are recorded in income from investments. The interest component of derivatives is recognized as an adjustment to the investment yield, the loan return, or the borrowing cost, as applicable, over the life of the derivative contract and is included in the corresponding income or expense category on the Statement of Income and General Reserve.

The Bank occasionally issues debt instruments that contain an embedded derivative. The Bank assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the debt instrument (i.e., the host contract), excluding the embedded derivative features. If the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, not already marked to market through earnings, and would separately meet the definition of a derivative, then the embedded derivative is separated from the host contract, carried at fair value, and designated as a fair value or cash flow hedge.

Administrative expenses

Substantially all administrative expenses of the Bank, including depreciation, are allocated between the Ordinary Capital and the FSO pursuant to an allocation method approved by the Board of Executive Directors. Following this allocation method, during the six months ended June 30, 2003, the effective ratio of administrative expenses charged to the Ordinary Capital was 83.8% and 16.2% to the FSO (2002—83.6% and 16.4%; 2001—84.0% and 16.0%; 2000—83.6% and 16.4%; 1999—81.8% and 18.2%; 1998—79.7% and 20.3%).

Note B—Summary of Significant Accounting Policies—(Continued)

Fair values of financial instruments

The following methods and assumptions were used by the Bank in estimating the fair value for its financial instruments:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on dealer prices, prices of comparable instruments or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. There is no secondary market for development loans. For all loans and related commitments, the Bank is of the opinion that, due to its unique position in lending operations and the absence of a secondary market, it is not practicable to estimate a fair value for the Bank's lending portfolio.

Swaps: Fair values for the Bank's interest rate and currency swaps are based on dealer prices or pricing models and represent the estimated cost of replacing these contracts.

Borrowings: The fair values of the Bank's borrowings are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on dealer prices, prices of comparable instruments or discounted cash flows.

Note C—Restricted Currencies

At June 30, 2003, cash includes $133,897,000 (2002—$118,557,000) in non-convertible currencies of regional borrowing members, of which $23,807,000 (2002—$23,356,000) has been restricted by one of the members, in accordance with the provisions of the Agreement, to be used for making payments for goods and services produced in its territory.

Note D—Investments

As part of its overall portfolio management strategy, the Bank invests in government, agency, bank and corporate obligations, time deposits, asset- and mortgage-backed securities, and related derivative instruments, in particular currency and interest rate swaps.

Government and agency obligations: These obligations include unsubordinated and marketable bonds, notes and other obligations issued or unconditionally guaranteed by a government of a country, an agency or instrumentality of a government of a country, a multilateral organization, or any other official entity. The Bank invests only in (i) obligations of or guaranteed by the government of the member country whose currency is being invested, (ii) obligations issued or unconditionally guaranteed by an agency or instrumentality of the government of certain countries or any other official entity, in any currency, with credit quality equivalent to a AA- or better rating (residential mortgage-backed securities require a AAA rating), (iii) obligations of multilateral organizations, in any currency, with credit quality equivalent to a AAA rating, and (iv) non-local currency obligations of or guaranteed by certain governments with credit quality equivalent to a AA- or better rating.

Bank obligations and time deposits: These obligations include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks or other financial institutions. The Bank invests in these types of obligations if the entity issuing or guaranteeing them has a senior debt securities rating of at least A+.

Note D—Investments—(Continued)

Corporate securities: These obligations include publicly issued, unsubordinated and marketable bonds, notes or other debt obligations issued or unconditionally guaranteed by non-bank corporate entities or trusts. The Bank invests only in these types of securities with credit ratings of AAA.

Asset- and mortgage-backed securities: Asset- and mortgage-backed securities include unsubordinated, marketable asset-backed and residential mortgage-backed obligations issued or unconditionally guaranteed by corporate entities or trusts. The cash flow of these instruments is based on the cash flows of the pool of underlying assets managed by a special purpose vehicle, or trust, which provides credit enhancements to ensure higher credit ratings. The Bank invests only in these types of securities with credit ratings of AAA. In addition, the Bank invests in short-term asset-backed securities and short-term asset-backed commercial paper carrying only the highest short-term credit ratings.

Currency swaps: Currency swaps are agreements to exchange cash flows denominated in different currencies at one or more certain times in the future. Cash flows are based on a predetermined exchange rate and a formula, which reflects fixed or floating rates of interest and an exchange of principal.

Interest rate swaps: Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

Trading portfolio: A summary of the Bank's position in trading portfolio instruments at June 30, 2003 and December 31, 2002 is shown in the Summary Statement of Trading Investments and Swaps in Appendix V.

Net unrealized gains (losses) on trading portfolio instruments, held at June 30, 2003 and 2002, of $4,270,000 and $3,502,000 respectively, (2002—$(3,118,000); 2001—$3,333,000; 2000—$14,818,000; 1999—$(2,956,000) and 1998—$(19,392,000)), were included in income from investments. The average return on trading investments, after swaps, including realized and unrealized gains and losses, during the six months ended June 30, 2003 and 2002 was 1.58% and 1.87%, respectively (2002—1.79%; 2001—4.18%; 2000—5.70%; 1999—4.57% and 1998—4.88%).

Held-to-maturity portfolio: A summary of the Bank's held-to-maturity portfolio and the portfolio's maturity structure at June 30, 2003 and December 31, 2002 are shown in the Summary Statement of Held-to-Maturity Investments in Appendix VI. The average return on held-to-maturity investments during the six months ended June 30, 2003 and 2002 was 3.77% and 3.91%, respectively (2002—3.87%; 2001—3.97%; 2000—3.70% and 1999—3.17%).

Note E—Loans and Guarantees Outstanding

Approved loans are disbursed to borrowers in accordance with the requirements of the project being financed; however, disbursements do not begin until the borrower and guarantor, if any, take certain actions and furnish certain documents to the Bank. Of the undisbursed balances, the Bank has entered into irrevocable commitments to disburse approximately $14,713,000 at June 30, 2003.

The average interest rate earned on loans outstanding was 5.62% and 5.86% for the six months ended June 30, 2003 and 2002, respectively (2002—5.68%; 2001—7.02%; 2000—7.24%; 1999—6.96% and 1998—6.95%). The average total return on loans outstanding was 5.91% and 5.91% for the six months ended June 30, 2003 and 2002, respectively (2002—5.73%; 2001—7.48%; 2000—7.81%; 1999—7.56% and 1998—7.35%).

A summary statement of loans is presented in Appendix VII and a summary of the Bank's outstanding loans by currency and product type and their maturity structure at June 30, 2003 and December 31, 2002 is shown in Appendix VIII.

Note E—Loans and Guarantees Outstanding—(Continued)

Multicurrency loans — With a government guarantee

Fixed rate loans: Prior to January 1, 1983, the interest rate due on all amounts disbursed under each loan was the interest rate prevailing at the time that the loan was approved. In 1982, the Bank established the Currency Pooling System to equalize exchange risk among the borrowers in determining their repayment obligations. The interest rate due for Currency Pooling System loans approved from January 1, 1983 to December 31, 1989 is fixed at the time of each disbursement, for the life of the loan, at a rate which represents the cost of the funds borrowed by the Bank for such loans over the two calendar semesters prior to the date of disbursement, plus a spread which, including loan fees, is estimated to cover administrative and other costs.

Adjustable rate loans: On January 1, 1990, the Bank mitigated its interest rate risk by moving from fixed rate to adjustable rate lending for all Currency Pooling System loans made after that date. This rate, which resets twice a year, represents the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus a spread which, including loan fees, is estimated to cover administrative and other costs and to meet desired operating income targets.

Currency composition: The Bank maintains a targeted currency composition in its Currency Pooling System. The present target ratio is 50% United States dollars, 25% Japanese yen and 25% European currencies (primarily Swiss francs and euro). The composition of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal repayments, both of which are managed so as to maintain the alignment of the multicurrency loans' composition with the target ratio.

Average maturity: The selection of currencies by the Bank for billing purposes does not permit the determination of average maturity information for multicurrency loans by individual currency. Accordingly, the Bank discloses the maturity periods for its multicurrency loans and the average maturity for the total multicurrency loan portfolio on a combined United States dollar equivalent basis.

Single currency loans — With a government guarantee

Adjustable rate loans: In 1996, the Single Currency Facility was approved, pursuant to which borrowers have the option to choose to denominate each loan in one of four currencies (United States dollars, euro, Japanese yen and Swiss francs) or in a combination of the Currency Pooling System and such currencies. Until the second quarter of 2003 the rates charged on all Single Currency Facility loans reset semi-annually to reflect the effective cost during the previous six months of each of the single-currency pools of borrowings allocated to fund such loans, plus a spread which, including loan fees, is estimated to cover administrative and other costs and to meet desired operating income targets. During 2003, the Board of Executive Directors approved a LIBOR-based pricing alternative for new Single Currency Facility loans. (See "LIBOR-based loans").

LIBOR-based loans: The U.S. Dollar Window Program allows private sector borrowers to enter into loans that are denominated and disbursed only in United States dollars and guaranteed by a government. The amount approved for this program is currently $500,000,000 per calendar year. Borrowers under the U.S. Dollar Window Program have the option of electing either a LIBOR-based fixed or floating-rate loan. For fixed rate loans, the interest rate is fixed for each disbursement, for the life of the loan, at a rate based on a LIBOR funding cost. For floating-rate loans, the interest rate resets every six months based on a LIBOR rate. In either case, the borrower pays the Bank's spread and fees.

The Bank has an emergency lending facility in a revolving aggregate amount of up to $6 billion to address financial emergencies in the region. Loans under this facility are for a term not to exceed five years, with a three-year grace period, and carry a six-month LIBOR interest rate plus a spread of 400 basis points, a front-

Note E—Loans and Guarantees Outstanding—(Continued)

end fee of 1% on the total amount of the loan, and a commitment fee of 0.75% per annum on the undisbursed balance. These loans are currently not eligible for the standard fee waivers described below. As of June 30, 2003, the Bank had approved loans amounting to $3,250,000,000, (2002—$500,000,000) under this emergency lending facility with an outstanding balance of $2,015,000,000 (2002—$340,000,000). Outstanding loans under a temporary emergency lending program approved for 1998 and 1999 with essentially the same terms and conditions, amounted to $2,972,900,000 at June 30, 2003 (2002—$5,235,951,000).

During 2003, the Board of Executive Directors approved a Libor-based pricing alternative for new Single Currency Facility loans and for signed loans where no disbursement had yet been made. The Bank plans to use derivatives to mitigate the risks of interest rate spikes. The cost of risk mitigation will be added to the LIBOR-based cost of the pool of borrowings allocated to fund these loans. The lending rates under this alternative will reset quarterly and will be based on the currency specific three-month LIBOR plus a pool-based margin reflecting the Bank's sub-LIBOR funding cost and the risk mitigation cost, and the Bank's approved spread. At June 30, 2003, there were no loans approved under this pricing alternative.

Charges on loans with a government guarantee (excluding emergency lending)

In addition to the interest rate, for loans made under the Currency Pooling System, the U.S. Dollar Window Program and the Single Currency Facility, the Bank charges a credit commission of 0.75% (1.25% on loans approved prior to January 1, 1989) per annum on the undisbursed convertible currency portion of a loan and a one-time supervision and inspection fee of 1% on the principal amount of a loan which is capitalized into the loan balance in quarterly installments during the disbursement period of the loan. Waivers of loan charges and a portion of the lending spread, down to a minimum spread of 0.10%, are granted at the discretion of the Board of Executive Directors when their collection is not needed to meet desired operating income targets. During the first semester of 2003, the Board of Executive Directors approved waivers of 0.25% on credit commission and 0.50% on supervision and inspection fees (2002—0.75% and 1%, respectively). In addition, during 2002 a reduction in lending spread of 0.40% was approved. The effect of these waivers and reduction in lending spread was to decrease income from loans by approximately $30,985,000 and $147,220,000 for the six months ended June 30, 2003 and 2002, respectively (2002—$307,952,000). Lending spreads, credit commissions and one-time supervision and inspection fees prevailing during the periods indicated were as follows:

		Lending spread %	Credit commission %	One-time supervision & inspection fee %
1998:	First six months	0.50	Full	1.00
	Second six months	0.50	0.25	—
1999:	First six months	0.50	Full	1.00
	Second six months	0.50	Full	1.00
2000:	First six months	0.50	Full	1.00
	Second six months	0.50	Full	1.00
2001:	First six months	0.50	Full	1.00
	Second six months	0.50	Full	1.00
2002:	First six months	0.10	—	—
	Second six months	0.10	—	—
2003:	First six months	0.50	0.50	0.50

Single currency loans — Without a government guarantee

Under the terms of the Eighth General Increase in the Resources of the Bank and subsequent agreements, the Bank is authorized to lend under the Private Sector Program up to 10% of outstanding loans

Note E—Loans and Guarantees Outstanding—(Continued)

and guarantees, not including emergency lending, directly to private sector entities without a government guarantee on the basis of market-based pricing and provisioning, subject to a number of restrictions. Disbursements are denominated in United States dollars and borrowers have the option of either a LIBOR-based fixed or floating-rate loan. For fixed rate loans, the interest rate is fixed upon approval or for each disbursement, for the life of the loan, at a rate based on a LIBOR funding cost plus a credit spread. For floating-rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus a credit spread. The credit spreads and fees for Private Sector Program loans are set on a case by case basis.

As of June 30, 2003, cumulative Private Sector Program loans approved, net of cancellations and participations, amounted to $1,860,088,000 (2002—$1,814,759,000). Outstanding loans, net of participations, under this Program amounted to $1,305,153,000 at June 30, 2003 (2002—$1,254,353,000).

Inter-American Investment Corporation (IIC)

Currently, the Bank has an approved loan to the IIC, an affiliated entity, in the amount of $300,000,000. Disbursements under this loan are to be denominated in United States dollars and carry a LIBOR-based interest rate. There were no amounts outstanding as of June 30, 2003 and December 31, 2002.

Loan participations and guarantees

Under the loan contracts with the borrowers, the Bank may sell participations in the loans to commercial banks or other public or private organizations, but it reserves to itself the administration of the loans. As of June 30, 2003, there were $2,227,005,000 (2002—$2,156,068,000) in outstanding participations in Private Sector Program loans not included in the Balance Sheet.

As of June 30, 2003, the Bank had approved, net of cancellations, guarantees without government counter-guarantees in the amount of $621,450,000 (2002—$611,450,000) of which $335,200,000 (2002—$335,420,000) was outstanding and subject to call. As of June 30, 2003, no guarantees provided by the Bank have been called. The net present value of guarantee exposure, net of reinsurance, which is the amount counted under the Private Sector Program's limit, was $195,300,000 at June 30, 2003 (2002—$193,600,000).

IFF subsidy

The IFF was established in 1983 by the Board of Governors of the Bank for the purpose of subsidizing part of the interest payments for which certain borrowers are liable on loans from the Ordinary Capital resources of the Bank. In addition, under the enhanced Heavily Indebted Poor Countries (HIPC) Initiative, which is a concerted, international initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries in which the Bank is participating, the IFF will subsidize 100% of certain principal and interest payments on Ordinary Capital loans. During the six months ended June 30, 2003 and 2002, the IFF paid $27,416,000 and $37,983,000, respectively (2002—$68,917,000; 2001—$73,328,000; 2000—$70,820,000; 1999—$70,957,000 and 1998—$41,393,000) of interest and $5,601,000 and $5,401,000, respectively (2002—$10,525,000; 2001—$1,243,000) of principal on behalf of the borrowers. The IFF is funded primarily from the general reserve of the Bank's FSO.

Nonaccrual and impaired loans and allowance for loan losses

At June 30, 2003, all loans were performing except for certain Private Sector Program loans which were classified as impaired and were in nonaccrual. The Bank's recorded investment in impaired Private Sector Program loans at June 30, 2003 was $308,442,000 (2002—$315,561,000). The average recorded investment in impaired Private Sector Program loans during the six months ended June 30, 2003 was $311,577,000 (2002—$256,722,000). During the six months ended June 30, 2003 and 2002, income recognized on impaired Private Sector Program loans while impaired was $2,823,000 and $2,833,000, respectively (2002—$7,129,000; 2001—

Note E—Loans and Guarantees Outstanding—(Continued)

$3,676,000; 2000—$1,539,000). Income that would have been recognized on a cash basis for the period of impairment was $6,068,000 and $5,253,000 during the six months ended June 30, 2003 and 2002, respectively (2002—$14,308,000; 2001—$7,599,000; 2000—$1,539,000). All impaired loans have specific allowances for loan losses amounting to $119,017,000 at June 30, 2003 (2002—$98,687,000).

The changes in the allowance for loan losses for the six months ended June 30, 2003 and the year ended December 31, 2002 were as follows (in thousands):

	2003	2002
Beginning balance	$1,560,885	$1,423,849
Provision for loan losses	53,160	99,884
Translation adjustments	12,131	37,152
Ending balance	$1,626,176	$1,560,885

Note F—Property

As of June 30, 2003 and December 31, 2002, the property of the Bank—Ordinary Capital—consists of the following (in thousands):

	2003	2002
Land, buildings, improvements, capitalized software and equipment, at cost	$ 497,956	$ 491,863
Less: accumulated depreciation	(210,203)	(204,711)
	$ 287,753	$ 287,152

Note G—Borrowings

The primary objective of the Bank's borrowing policy is to obtain the necessary resources to finance its lending program at the lowest possible cost for borrowers. The medium- and long-term borrowings of the Bank consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0.50% to 14.00%, before swaps, and from (0.54%) to 12.25%, after swaps, with various maturity dates through 2027. A summary of the Bank's medium- and long-term borrowing portfolio and its maturity structure at June 30, 2003 and December 31, 2002 is shown in Appendix IX.

The Bank has a short-term borrowing facility under which discount notes are issued in amounts not less than $100,000 and maturities of up to 360 days.

For the six months ended June 30, 2003 and 2002 the average cost of total borrowings was 5.51% and 5.88%, respectively, before swaps, (2002—5.79%; 2001—6.18%; 2000—6.23%; 1999—6.52%; 1998—6.75%) and 3.49% and 4.05%, respectively, after swaps (2002—3.97%; 2001—5.34%; 2000—6.07%; 1999—5.81%; 1998—6.34%).

The estimated fair values of borrowings as of June 30, 2003 and December 31, 2002 amounted to $51,526,000,000 and $51,413,000,000, respectively.

Note H—Derivatives and Hedging Activities

Risk management strategy and use of derivatives

The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. Such strategy includes establishing and maintaining financial practices consistent with its risk preference primarily by implementing, updating, and monitoring its interrelated set of financial policies and guidelines and by utilizing appropriate financial instruments and organizational structures. Financial derivative

Note H—Derivatives and Hedging Activities—(Continued)

instruments are an important component of the set of financial instruments used by the Bank to facilitate increasing its financial efficiency while achieving its risk management objectives. The Bank uses financial derivative instruments, mostly currency and interest rate swaps, for hedging purposes as part of its asset and liability management. This approach enables the Bank to lower funding costs and enhance investment returns without increasing the Bank's exposure to market risk. Consequently, whenever it enters into a derivative contract, the Bank identifies the specific hedging relationship and, when designated in accordance with SFAS 133, documents the hedge transaction and evaluates its hedge effectiveness to determine whether or not the transaction qualifies for hedge accounting.

The majority of the Bank's current borrowing operations include swaps to hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and rate type). The Bank's operations also include interest rate swaps to hedge private sector fixed rate loans and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle to invest existing cash. Investment swaps are held in the trading portfolio which is carried and reported at market value. The Bank follows hedge accounting under SFAS 133 for all currency and interest rate swaps, except for a small number of basis swaps and the investment swaps already reported at market value, as described below:

Fair-value hedges

To hedge the change in fair value of fixed rate debt resulting from changes in the benchmark interest rates and currencies, while obtaining the currencies and interest rate types required, the Bank enters into currency and/or interest rate swap agreements. In aligning its private sector loans with the funding obtained for such loans, the Bank also enters into interest rate swap agreements to hedge the changes in fair value of fixed rate loans and loan commitments resulting from changes in the benchmark interest rate. For the six months ended June 30, 2003 and 2002, the Bank recognized a net gain (loss) of $13,150,000 and $(470,000), respectively, (2002—$(9,749,000); 2001—$(26,698,000)) (included in Net gain (loss) from hedging activities under SFAS 133 on the Statement of Income and General Reserve), which represented the ineffective portion of all fair value hedges.

Cash-flow hedges

The Bank enters into currency swap agreements to convert debt into the currencies required while hedging foreign currency fixed-rate medium- and long-term debt against the variability of cash flows resulting from changes in exchange rates. The ineffectiveness of cash-flow hedges for the six months ended June 30, 2003 and 2002 and for the years ended December 31, 2002 and 2001 was not significant. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness. The estimated amount, included in accumulated other comprehensive income as of June 30, 2003, expected to be reclassified into earnings within the next 12 months to offset the variability of cash flows during this period is not material. As of June 30, 2003, the maximum term over which the Bank is hedging its exposure to the variability of future cash flows was 7.8 years (2002—8.3 years).

Hedge effectiveness assessment

The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the Balance Sheet or to specific firm commitments. The Bank formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items and whether they are expected to continue to be highly effective in the future.

Note H—Derivatives and Hedging Activities—(Continued)

Discontinuation of hedge accounting

The Bank discontinues hedge accounting when the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item or when management determines that designation of the derivative as a hedging instrument is no longer appropriate. In general, when hedge accounting is discontinued, the derivative designated in a fair value hedge continues to be carried on the Balance Sheet at its fair value, the hedged asset or liability no longer is adjusted for changes in fair value and the related basis adjustment is amortized over the remaining life of the asset or liability. Similarly, the derivative designated in a cash flow hedge continues to be carried on the Balance Sheet at its fair value, and the gains and losses that were accumulated in other comprehensive income are reclassified to earnings in the same period or periods in which the hedged transaction affects earnings. Also, the Bank discontinues hedge accounting when the derivative expires, is sold, terminated, or exercised.

Note I—Commercial Credit Risk

Commercial credit risk is the potential loss that could result from either the default or the downgrade by a credit rating agency of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the debt instruments in which the Bank invests its liquid holdings. The primary objective in the management of the Bank's liquid assets is the maintenance of a conservative exposure to market, credit and liquidity risks. Consequently, the Bank will only invest in high quality debt instruments issued by sovereigns, agencies, banks and corporate entities.

In addition, as part of its regular investment, funding and asset and liability management activities, the Bank uses derivative instruments, primarily swaps, for hedging purposes without incurring additional market risk. To manage the credit risk of its investment, funding and asset and liability management activities, the Bank limits these activities to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank also establishes strict credit limits for each counterparty and, for swap counterparties, has entered into master swap agreements which contain enforceable close-out netting provisions and has agreements in place providing for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits, which are a function of the counterparty's credit rating. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its counterparties. As of June 30, 2003, the Bank had received collateral of $875,000,000 (2002—$456,600,000) in connection with swap agreements. None of this collateral has been included in the assets of the Bank.

The credit risk exposures below represent the maximum potential loss, based on the gross fair value of the financial instrument, the Bank would incur if the parties to the derivative financial instruments referred to in the preceding paragraphs failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of June 30, 2003 and December 31, 2002, such credit risk exposures, prior to considering any master swap or collateral agreements, are as follows (in thousands):

	2003	2002
Investments—Trading Portfolio		
Currency swaps	$ 7,403	$ 18,120
Interest rate swaps	2,604	1,170
Borrowing Portfolio		
Currency swaps	1,165,338	493,460
Interest rate swaps	1,029,002	1,007,796

Note J—Capital Stock

Composition

The capital of the Bank consists of "paid-in" and "callable" shares. The subscribed "paid-in" capital has been or is to be paid in gold and/or United States dollars and in the currency of the respective member, which in some cases must be made freely convertible, in accordance with the terms for the respective increase in capital. Non-negotiable, non-interest bearing demand obligations have been or will be accepted in lieu of the immediate payment of all or any part of the member's subscribed "paid-in" capital stock. The subscribed "callable" portion of capital may only be called when required to meet obligations of the Bank created by borrowings of funds for inclusion in the Bank's Ordinary Capital resources or guarantees chargeable to such resources and is payable at the option of the member either in gold, in United States dollars, in fully convertible currency of the member country, or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. For a Statement of Subscriptions to Capital Stock at June 30, 2003 and December 31, 2002, see Appendix X.

The composition of the receivable from members as of June 30, 2003 and December 31, 2002 is as follows (in thousands):

	2003	2002
Regional developing members	$480,259	$500,890
United States	5,122	15,366
Canada	1,420	3,039
Non-regional members	16,009	44,270
Total	$502,810	$563,565

Voting power

Under the Agreement, each member country shall have 135 votes plus one vote for each share of Ordinary Capital stock held by that country. The Agreement, as amended by the Eighth General Increase in the Resources of the Bank, also provides that no increase in the subscription of any member to the Ordinary Capital stock shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the voting power available for nonregional members at up to 15.995%, including approximately 5% for Japan.

In making decisions concerning operations of the FSO and the IFF, the number of votes and percent of total voting power for each member country are the same as determined by the provisions of the Agreement referred to above.

Total subscriptions to shares of Ordinary Capital stock and the voting power of the member countries as of June 30, 2003 are shown in the Statement of Subscriptions to Capital Stock and Voting Power in Appendix XI.

Note K—Allocation of Net Income

The agreement for the Eighth General Increase in the Resources of the Bank provides for up to $136,000,000 of unallocated special contributions to the FSO to be paid by contributions from members. Any unpaid portion is to be paid to the FSO by periodic transfers from the net income of the Ordinary Capital, consistent with prudent financial management, between January 1, 2000 and December 31, 2004. As of June 30, 2003, no such contributions had been paid by members. Accordingly, the Bank has transferred $27,200,000, representing one fifth of the unallocated special contributions, from the net income of the Ordinary Capital to the FSO in each of the years 2000 through 2002.

Note L—General Reserve

The following is a summary of changes in the General Reserve for the year ended December 31, 2002 and the six months ended June 30, 2003 (in thousands):

	Operating Income	SFAS 133 Adjustments	Total
Balance at January 1, 2002	$6,524,679	$ 11,142	$6,535,821
Operating income	727,634	—	727,634
Allocation to the FSO	(27,200)	—	(27,200)
Net loss from hedging activities under SFAS 133	—	(18,899)	(18,899)
Balance at December 31, 2002	7,225,113	(7,757)	7,217,356
Operating income	540,965	—	540,965
Net gain from hedging activities under SFAS 133	—	22,186	22,186
Balance at June 30, 2003	$7,766,078	$ 14,429	$7,780,507

Note M—Accumulated Other Comprehensive Income

Other comprehensive income (loss) comprises the effects of the implementation of SFAS 133 and currency translation adjustments. These items are presented on the Statement of Comprehensive Income.

The following is a summary of changes in accumulated other comprehensive income for the year ended December 31, 2002 and the six months ended June 30, 2003 (in thousands):

	Translation Adjustments			
	General Reserve	Special Reserve	SFAS 133 Adjustments	Total
Balance at January 1, 2002	$ 16,970	$(328,900)	$ 23,605	$(288,325)
Translation adjustments	290,772	82,156	—	372,928
Net loss on cash flow hedges	—	—	(38,891)	(38,891)
Balance at December 31, 2002	307,742	(246,744)	(15,286)	45,712
Translation adjustments	76,200	22,153	—	98,353
Net gain on cash flow hedges	—	—	6,701	6,701
Balance at June 30, 2003	$383,942	$(224,591)	$ (8,585)	$ 150,766

Note N—Pension and Postretirement Benefit Plans

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the employees of the IIC and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Plans are funded by employee and Bank contributions in accordance with the provisions of the Plans. Any and all contributions to the Plans by the Bank are irrevocable and are held separately in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides certain health care and other benefits to retirees. All current staff of the Bank and the IIC who contribute to the SRP and LRP while in active service and who meet certain requirements are eligible for postretirement benefits under the Postretirement Benefits Plan (PRF). Retirees contribute toward the Bank's health care program based on a premium schedule established by the Bank. The Bank contributes the remainder of the actuarially determined cost of future health and other benefits. While all contributions made by the Bank and all other assets and income of the PRF remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the plan.

Note N—Pension and Postretirement Benefit Plans—(Continued)

The following table summarizes the change in benefit obligation, change in plan assets, and funded status of the Plans and the PRF and amounts recognized in the Balance Sheet for the six months ended June 30, 2003 and the year ended December 31, 2002 (in thousands):

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Change in benefit obligation				
Benefit obligation, beginning of year	$1,594,581	$1,567,003	$645,265	$624,126
Service cost	22,677	46,512	9,747	18,929
Interest cost	48,836	80,003	20,062	32,439
Plan participants' contributions	9,104	17,251	—	—
Actuarial (gain) loss	(6,936)	(68,248)	2,818	(18,721)
Benefits paid	(25,744)	(47,940)	(3,893)	(11,508)
Benefit obligation, end of period	1,642,518	1,594,581	673,999	645,265
Change in plan assets				
Fair value of plan assets, beginning of year	1,679,928	1,842,893	662,887	754,841
Actual return on plan assets	140,598	(150,395)	58,172	(80,446)
Employer contribution	9,464	18,119	—	—
Plan participants' contribution	9,104	17,251	—	—
Benefits paid	(25,744)	(47,940)	(3,893)	(11,508)
Fair value of plan assets, end of period	1,813,350	1,679,928	717,166	662,887
Funded status	170,832	85,347	43,167	17,622
Unrecognized:				
Net actuarial (gain) loss	(54,847)	25,037	10,841	32,139
Prior service cost	5,034	5,761	(2,353)	(3,249)
Prepaid benefit cost	$ 121,019	$ 116,145	$ 51,655	$ 46,512
Amounts recognized in the Balance Sheet consist of:				
Prepaid benefit cost	$ 121,019	$ 116,145	$ 51,912	$ 46,716
Accrued benefit liability	—	—	(257)	(204)
Net amount recognized	$ 121,019	$ 116,145	$ 51,655	$ 46,512

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Unrecognized actuarial gains and losses which exceed 10% of the greater of the benefit obligation or market-related value of plan assets at the beginning of the period are amortized over the average remaining service period of active employees expected to receive benefits under the SRP and LRP plans, which approximates 10.8 and 13.0 years, respectively. Excess unrecognized actuarial gains and losses for the PRF are amortized over the average remaining life of active participants, which approximates 11.8 years.

Unrecognized prior service cost is amortized over 15 years for the Plans and over 7 years for the PRF.

Note N—Pension and Postretirement Benefit Plans—(Continued)

The weighted average actuarial assumptions taken into consideration for the calculation of the benefit obligation as of June 30, 2003 and December 31, 2002 are as follows:

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Discount rate	6.25%	6.25%	6.25%	6.25%
Expected return on plan assets	7.25%	7.25%	7.25%	7.25%
Rate of salary increase SRP	3.9%–10.8%	3.9%–10.8%		
Rate of salary increase LRP	5.3%–12.2%	5.3%–12.2%		

The accumulated postretirement benefit obligation was determined using health care cost rates of 9.25% for medical, 15.25% for prescription drugs, and 7.75% for dental, for those participants assumed to retire in the United States. These rates were assumed to decrease gradually to 5.25% in 2013 and thereafter. For those participants assumed to retire outside of the United States, a 9.25% initial health care cost trend rate was used.

Net periodic benefit cost (income) for the six months ended June 30, 2003 and the year ended December 31, 2002 consists of the following components (in thousands):

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Service cost	$ 22,677	$ 46,512	$ 9,747	$ 18,929
Interest cost	48,836	80,003	20,062	32,439
Expected return on plan assets	(67,308)	(112,557)	(30,548)	(53,089)
Amortization of:				
Prior service cost	727	1,453	(896)	(1,774)
Unrecognized net gain	(342)	(5,033)	(3,508)	(12,076)
Net periodic benefit cost (income)	$ 4,590	$ 10,378	$ (5,143)	$(15,571)

Total net benefit (income) cost for the Plans and the PRF for the six months ended June 30, 2003 amounted to $(553,000) (2002—$(5,193,000); 2001—$(34,445,000); 2000—$(38,824,000); 1999—$(17,094,000) and 1998—$35,766,000) and was allocated to the ORC and FSO in accordance with the allocation method approved by the Board of Executive Directors for administrative expenses. The portion of this (income) cost that was (credited) charged to the Ordinary Capital for the six months ended June 30, 2003 is $(446,000) (2002—$(4,183,000); 2001—$(27,834,000); 2000—$(31,176,000); 1999—$(13,412,000) and 1998—$28,684,000). The balance of the (income) cost has been (credited) charged to the FSO.

During the six months ended June 30, 2003, the PRF had benefit income of $5,143,000, which is included in the total net benefit income for the period (2002—PRF $15,571,000; 2001—SRP $11,685,000 and PRF $25,812,000; 2000—SRP $38,760,000 and PRF $4,128,000 and 1999—SRP $25,196,000). The portion of this benefit income related to the Ordinary Capital in the amount of $4,143,000 (2002—$12,544,000; 2001—$30,300,000; 2000—$34,439,000 and 1999—$19,769,000) has been included in other income.

Note N—Pension and Postretirement Benefit Plans—(Continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the PRF. A one-percentage point change in assumed health care costs trend rates would have the following effects as of June 30, 2003 (in thousands):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$ 5,535	$ (4,503)
Effect on postretirement benefit obligation	72,932	(61,360)

Note O—Reconciliation of Net Income to Net Cash Provided by Operating Activities

A reconciliation of net income to net cash provided by operating activities, as shown in the Statement of Cash Flows, is as follows (in thousands):

	Six Months ended June 30,		Years ended December 31,				
	2003	2002	2002	2001	2000	1999	1998
	(unaudited)						
Net income	$ 563,151	$ 371,150	$ 708,735	$ 1,020,600	$ 846,056	$568,041	$ 392,841
Difference between amounts accrued and amounts paid or collected for:							
Loan income	38	136,775	146,576	(162,206)	(70,265)	(43,139)	13,809
Investment income	(1,688)	3,774	(10,623)	41,338	2,589	(19,865)	(12,210)
Net unrealized loss (gain) on trading investments	(4,177)	(3,165)	1,097	(4,612)	(17,535)	(64)	35,339
Interest and other costs of borrowings	(211,273)	(50,915)	(54,261)	(62,230)	83,263	65,675	(55,548)
Administrative expenses, including depreciation	(17,856)	(13,472)	(22,766)	(49,004)	(56)	(45,267)	10,244
Net unrealized loss from hedging activities under SFAS 133	204,622	47,726	205,829	55,838	—	—	—
Provision for loan losses	53,160	64,014	99,884	147,303	174,428	220,528	91,459
Cumulative effect of change in accounting principle	—	—	—	(50,839)	—	—	—
Net cash provided by operating activities	$ 585,977	$ 555,887	$1,074,471	$ 936,188	$ 1,018,480	$745,909	$ 475,934
Supplemental disclosure of noncash activities							
Increase (decrease) resulting from exchange rate fluctuations:							
Held-to-maturity investments	$ 32,449	$ 82,382	$ 114,400	$ (79,716)	$ (107,428)	$ 62,381	$ —
Loans outstanding	403,156	1,280,167	1,591,283	(1,032,111)	(1,050,328)	(41,770)	1,194,803
Borrowings	555,601	1,302,061	1,626,622	(1,052,391)	(1,205,721)	104,279	1,149,722

Note P—Segment Reporting

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the six months ended June 30, 2003, loans made to or guaranteed by three countries individually generated in excess of 10 percent of loan income. Loan income from these three countries was $358,654,000, $236,667,000 and $203,132,000, respectively.

INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS—NOTE D

June 30, 2003
(Unaudited)

Expressed in thousands of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Other currencies	All currencies
Obligations of the United States Government and its corporations and agencies:						
Carrying value	359,987	—	—	300,511	—	660,498
Average balance during period	236,820	—	—	310,147	—	546,967
Net gains for the period	1,352	—	—	1,694	—	3,046
Obligations of other governments and agencies:						
Carrying value	253,701	165,024	—	402,839	—	821,564
Average balance during period	322,716	280,136	—	411,059	3,368	1,017,279
Net losses for the period	(3,455)	(1,070)	—	(156)	(87)	(4,768)
Bank obligations and time deposits:						
Carrying value	554,071	87,827	191,337	2,747,778	6,601	3,587,614
Average balance during period	987,150	66,068	175,586	2,924,954	1,290	4,155,048
Net gains (losses) for the period	(277)	—	—	1,584	—	1,307
Corporate securities:						
Carrying value	—	146,204	—	1,050,882	33,225	1,230,311
Average balance during period	550,316	136,741	—	1,556,694	32,674	2,276,425
Net gains (losses) for the period	93	141	—	7,563	(74)	7,723
Asset- and mortgage-backed securities:						
Carrying value	866,323	118,145	—	3,716,389	—	4,700,857
Average balance during period	202,343	124,496	—	3,819,177	—	4,146,016
Net gains (losses) for the period	692	11	—	(978)	—	(275)
Total trading investments:						
Carrying value	2,034,082	517,200	191,337	8,218,399	39,826	11,000,844
Average balance during period	2,299,345	607,441	175,586	9,022,031	37,332	12,141,735
Net gains (losses) for the period	(1,595)	(918)	—	9,707	(161)	7,033
Currency swaps receivable:						
Carrying value (2)	—	61,257	—	951,531	—	1,012,788
Average balance during period	—	125,196	—	958,854	—	1,084,050
Net gains (losses) for the period	—	(80)	—	789	—	709
Currency swaps payable:						
Carrying value (2)	(1,043,522)	(83,308)	—	(54,880)	(33,225)	(1,214,935)
Average balance during period	(1,142,846)	(35,264)	—	(102,321)	(36,038)	(1,316,469)
Net gains for the period	1,894	243	—	600	162	2,899
Net interest rate swaps:						
Carrying value (2)	(1,930)	(2,607)	—	(48,183)	—	(52,720)
Average balance during period	(1,898)	(1,477)	—	(47,747)	—	(51,122)
Net gains for the period	201	556	—	1,978	—	2,735
Total trading investments and swaps:						
Carrying value	988,630	492,542	191,337	9,066,867	6,601(1)	10,745,977
Average balance during period	1,154,601	695,896	175,586	9,830,817	1,294	11,858,194
Net gains (losses) for the period	500	(199)	—	13,074	1	13,376
Return for the year (%)	3.02	0.19	0.44	1.52	3.59	1.58

(1) The carrying value of total trading investments and swaps held in other currencies consists of British pound sterling.

(2) Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. As explained in Note B to the financial statements, currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS—NOTE D

December 31, 2002
Expressed in thousands of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Other currencies	All currencies
Obligations of the United States Government and its corporations and agencies:						
Carrying value	93,017	—	—	307,329	—	400,346
Average balance during year	113,018	—	—	171,531	—	284,549
Net gains (losses) for the year	6,938	—	—	(484)	—	6,454
Obligations of other governments and agencies:						
Carrying value	474,644	136,221	—	423,598	9,586	1,044,049
Average balance during year	501,624	284,603	—	410,128	10,021	1,206,376
Net gains (losses) for the year	(7,145)	(1,865)	—	16,015	(554)	6,451
Bank obligations and time deposits:						
Carrying value	1,460,743	—	298,792	2,004,240	6,007	3,769,782
Average balance during year	1,478,400	168,134	448,031	1,686,128	3,019	3,783,712
Net gains (losses) for the year	240	—	—	(209)	—	31
Corporate securities:						
Carrying value	31,196	133,279	—	1,454,443	32,326	1,651,244
Average balance during year	14,248	99,115	—	1,391,694	48,232	1,553,289
Net gains (losses) for the year	(30)	(98)	—	19,908	356	20,136
Asset- and mortgage-backed securities:						
Carrying value	582,034	121,357	—	3,729,816	—	4,433,207
Average balance during year	246,691	95,198	—	3,648,433	—	3,990,322
Net gains (losses) for the year	(421)	22	—	(2,837)	—	(3,236)
Total trading investments:						
Carrying value	2,641,634	390,857	298,792	7,919,426	47,919	11,298,628
Average balance during year	2,353,981	647,050	448,031	7,307,914	61,272	10,818,248
Net gains (losses) for the year	(418)	(1,941)	—	32,393	(198)	29,836
Currency swaps receivable:						
Carrying value (2)	—	221,539	—	1,338,548	—	1,560,087
Average balance during year	—	448,609	—	1,905,505	—	2,354,114
Net gains for the year	—	330	—	687	—	1,017
Currency swaps payable:						
Carrying value (2)	(1,521,610)	(33,571)	—	(182,080)	(41,913)	(1,779,174)
Average balance during year	(2,015,199)	(58,231)	—	(397,032)	(59,751)	(2,530,213)
Net gains for the year	238	142	—	1,441	199	2,020
Net interest rate swaps:						
Carrying value (2)	(13)	(1,192)	—	(49,677)	—	(50,882)
Average balance during year	(1)	119	—	(34,162)	—	(34,044)
Net gains (losses) for the year	(13)	1,360	—	(17,748)	—	(16,401)
Total trading investments and swaps:						
Carrying value	1,120,011	577,633	298,792	9,026,217	6,006(1)	11,028,659
Average balance during year	338,781	1,037,547	448,031	8,782,225	1,521	10,608,105
Net gains (losses) for the year	(193)	(109)	—	16,773	1	16,472
Return for the year (%)	3.31	0.14	1.07	1.96	3.99	1.79

(1) The carrying value of total trading investments and swaps held in other currencies consists of British pound sterling.

(2) Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. As explained in Note B to the financial statements, currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

SUMMARY STATEMENT OF HELD-TO-MATURITY INVESTMENTS—NOTE D

June 30, 2003
(Unaudited)

Expressed in thousands of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Other currencies	All currencies
Obligations of the United States Government and its corporations and agencies:						
Net carrying amount	431,825	—	—	—	—	431,825
Gross unrealized gains	8,457	—	—	—	—	8,457
Gross unrealized losses	325	—	—	—	—	325
Market value	439,957	—	—	—	—	439,957
Obligations of other governments and agencies:						
Net carrying amount	58,196	451,793	170,298	294,391	694,303	1,668,981
Gross unrealized gains	4,137	903	5,478	16,027	18,102	44,647
Gross unrealized losses	—	45	17	306	42	410
Market value	62,333	452,651	175,759	310,112	712,363	1,713,218
Bank obligations and time deposits:						
Net carrying amount	100,017	—	4,396	16,551	124,684	245,648
Gross unrealized gains	—	—	—	128	45	173
Gross unrealized losses	—	—	—	—	—	—
Market value	100,017	—	4,396	16,679	124,729	245,821
Corporate securities:						
Net carrying amount	—	15,377	—	76,722	15,217	107,316
Gross unrealized gains	—	5	—	1,433	220	1,658
Gross unrealized losses	—	—	—	—	—	—
Market value	—	15,382	—	78,155	15,437	108,974
Asset- and mortgage-backed securities:						
Net carrying amount	488,896	19,379	11,019	187,567	148,194	855,055
Gross unrealized gains	17,763	—	263	14,219	6,244	38,489
Gross unrealized losses	6	—	—	—	—	6
Market value	506,653	19,379	11,282	201,786	154,438	893,538
Total held-to-maturity investments:						
Net carrying amount	1,078,934	486,549	185,713	575,231	982,398(1)	3,308,825
Gross unrealized gains	30,357	908	5,741	31,807	24,611	93,424
Gross unrealized losses	331	45	17	306	42	741
Market value	1,108,960	487,412	191,437	606,732	1,006,967	3,401,508
Return for the period (%)	3.86	0.27	2.87	4.84	5.06	3.77

(1) The net carrying amount of held-to-maturity investments held in other currencies consists of the following:

Canadian dollars	$670,347
British pounds sterling	243,697
Other	68,354
Total	$982,398

MATURITY STRUCTURE OF HELD-TO-MATURITY INVESTMENTS

June 30, 2003
(Unaudited)

Expressed in thousands of United States dollars

Year of Maturity	Net Carrying Amount	Market Value
2003	$ 475,662	$ 477,625
2004	772,985	786,439
2005	741,683	762,126
2006	515,627	538,474
2007	452,655	473,372
2008	285,930	292,520
2009	30,020	32,311
2010	34,263	38,641
Total	$3,308,825	$3,401,508

INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

SUMMARY STATEMENT OF HELD-TO-MATURITY INVESTMENTS—NOTE D

December 31, 2002
Expressed in thousands of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Other currencies	All currencies
Obligations of the United States Government and its corporations and agencies:						
Net carrying amount	166,240	—	—	—	16,043	182,283
Gross unrealized gains	4,683	—	—	—	104	4,787
Gross unrealized losses	—	—	—	—	—	—
Market value	170,923	—	—	—	16,147	187,070
Obligations of other governments and agencies:						
Net carrying amount	417,166	482,650	160,156	300,073	671,100	2,031,145
Gross unrealized gains	3,425	1,114	5,913	14,363	20,574	45,389
Gross unrealized losses	—	31	—	—	—	31
Market value	420,591	483,733	166,069	314,436	691,674	2,076,503
Bank obligations and time deposits:						
Net carrying amount	1,015	—	10,039	34,322	320,780	366,156
Gross unrealized gains	—	—	—	—	—	—
Gross unrealized losses	—	—	—	—	—	—
Market value	1,015	—	10,039	34,322	320,780	366,156
Corporate securities:						
Net carrying amount	—	15,393	—	67,244	31,319	113,956
Gross unrealized gains	—	18	—	1,966	433	2,417
Gross unrealized losses	—	25	—	—	—	25
Market value	—	15,386	—	69,210	31,752	116,348
Asset- and mortgage-backed securities:						
Net carrying amount	435,554	19,315	10,726	187,512	195,602	848,709
Gross unrealized gains	12,790	—	260	13,106	6,873	33,029
Gross unrealized losses	—	9	—	—	—	9
Market value	448,344	19,306	10,986	200,618	202,475	881,729
Total held-to-maturity investments:						
Net carrying amount	1,019,975	517,358	180,921	589,151	1,234,844(1)	3,542,249
Gross unrealized gains	20,898	1,132	6,173	29,435	27,984	85,622
Gross unrealized losses	—	65	—	—	—	65
Market value	1,040,873	518,425	187,094	618,586	1,262,828	3,627,806
Return for the year (%)	4.00	0.30	2.83	5.22	5.15	3.87

(1) The net carrying amount of held-to-maturity investments held in other currencies consists of the following:

Canadian dollars	$ 652,808
British pounds sterling	515,356
Other	66,680
Total	$1,234,844

MATURITY STRUCTURE OF HELD-TO-MATURITY INVESTMENTS

December 31, 2002
Expressed in thousands of United States dollars

Year of Maturity	Net Carrying Amount	Market Value
2003	$1,214,608	$1,221,242
2004	734,410	749,512
2005	646,008	667,026
2006	418,809	436,605
2007	374,019	389,721
2008	90,154	94,084
2009	30,021	31,847
2010	34,220	37,769
Total	$3,542,249	$3,627,806

INTER-AMERICAN DEVELOPMENT BANK-ORDINARY CAPITAL

SUMMARY STATEMENT OF LOANS—NOTE E

June 30, 2003 and December 31, 2002

(audited only as of December 31, 2002)

Expressed in thousands of United States dollars

Member in whose territory loans have been made	Loans approved, less cancellations(1)	Principal collected(2)	Undisbursed	Outstanding 2003	Currency in which outstanding portion of approved loans is collectible: Freely convertible currencies	Currency in which outstanding portion of approved loans is collectible: Other currencies	Outstanding 2002
Argentina	$ 17,719,207	$ 6,196,005	$ 3,790,725	$ 7,732,477	$ 7,642,351	$ 90,126	$ 8,042,394
Bahamas	345,258	88,177	66,141	190,940	190,940	—	194,844
Barbados	348,930	78,049	115,921	154,960	154,960	—	149,376
Belize	92,215	63	36,728	55,424	55,424	—	48,601
Bolivia	1,047,575	610,668	2,147	434,760	434,129	631	456,382
Brazil	22,909,751	7,120,920	4,065,040	11,723,791	11,681,202	42,589	12,138,908
Chile	4,568,352	3,654,541	379,893	533,918	530,691	3,227	524,589
Colombia	9,313,003	4,049,984	950,124	4,312,895	4,282,330	30,565	3,468,066
Costa Rica	1,717,714	680,858	350,249	686,607	686,607	—	691,631
Dominican Republic	1,413,259	285,196	544,815	583,248	583,248	—	568,648
Ecuador	3,003,062	1,234,116	399,407	1,369,539	1,369,539	—	1,378,658
El Salvador	2,024,128	457,157	484,527	1,082,444	1,082,319	125	1,049,469
Guatemala	1,848,312	517,389	514,845	816,078	816,078	—	804,016
Guyana	111,595	91,259	—	20,336	20,336	—	22,376
Honduras	515,436	345,579	—	169,857	169,857	—	177,562
Jamaica	1,350,010	484,376	240,059	625,575	625,575	—	632,216
Mexico	15,379,530	6,171,674	2,412,338	6,795,518	6,794,874	644	6,710,705
Nicaragua	252,844	138,766	—	114,078	114,078	—	117,602
Panama	1,655,101	494,998	413,793	746,310	746,310	—	716,903
Paraguay	1,205,275	247,056	391,285	566,934	566,934	—	555,743
Peru	5,448,136	1,697,270	861,263	2,889,603	2,888,376	1,227	2,913,317
Suriname	74,880	9,730	36,790	28,360	28,360	—	27,146
Trinidad and Tobago	966,920	233,751	302,585	430,584	430,584	—	438,434
Uruguay	3,178,924	640,293	416,244	2,122,387	2,122,386	1	1,970,235
Venezuela	3,703,385	1,166,113	409,497	2,127,775	2,120,116	7,659	2,163,869
Regional	1,989,540	1,142,511	141,717	705,312	705,312	—	741,814
Private Sector Program	1,860,088	263,599	291,336	1,305,153	1,305,153	—	1,254,353
Inter-American Investment Corporation	375,000	75,000	300,000	—	—	—	—
Total 2003	$104,417,430	$38,175,098	$17,917,469	$48,324,863	$48,148,069	$176,794	
Total 2002	$100,210,226	$33,682,696	$18,569,673		$47,774,532	$183,325	$47,957,857

(1) This table excludes participated Private Sector Program loans which amounted to $2,826,112 at June 30, 2003 (2002—$2,785,118). This table also excludes guarantees without government counter-guarantees approved in the amount of $621,450 at June 30, 2003 (2002—$611,450).

(2) Includes full principal repayments of loans previously sold.

The Bank has Private Sector Program loans outstanding in the following countries (in thousands):

	June 30, 2003	December 31, 2002
Argentina	$ 262,659	$ 266,480
Brazil	385,196	326,728
Chile	33,262	24,312
Colombia	21,538	22,218
Dominican Republic	65,625	69,375
Mexico	345,517	344,827
Peru	48,961	51,540
Regional	86,273	89,636
Other	56,122	59,237
	$1,305,153	$1,254,353

INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

SUMMARY STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND PRODUCT—NOTE E

June 30, 2003
(Unaudited)
Expressed in thousands of United States dollars

	Multicurrency loans		Single currency loans			Total loans	
Currency/Rate type	Amount	Weighted average rate (%)	Amount	Weighted average rate (%)	Average maturity (years)	Amount	Weighted average rate (%)
Euro							
Fixed	$ 480,322	7.45	$ —	—	—	$ 480,322	7.45
Adjustable	2,889,016	5.51	11,407	5.59	8.24	2,900,423	5.51
Japanese yen							
Fixed	739,956	7.43	—	—	—	739,956	7.43
Adjustable	4,520,889	5.51	2,174	1.70	8.12	4,523,063	5.51
Swiss francs							
Fixed	445,253	7.46	—	—	—	445,253	7.46
Adjustable	2,645,207	5.51	—	—	—	2,645,207	5.51
United States dollars							
Fixed	1,545,047	7.44	—	—	—	1,545,047	7.44
Adjustable	9,355,373	5.51	18,361,663	5.80	9.04	27,717,036	5.70
LIBOR-based fixed	—	—	1,001,080	6.97	5.18	1,001,080	6.97
LIBOR-based floating	—	—	6,149,633	4.79	2.60	6,149,633	4.79
Others							
Fixed	177,843	4.04	—	—	—	177,843	4.04
Loans outstanding							
Fixed	3,388,421	7.26	—	—	—	3,388,421	7.26
Adjustable	19,410,485	5.51	18,375,244	5.80	9.04	37,785,729	5.65
LIBOR-based fixed	—	—	1,001,080	6.97	5.18	1,001,080	6.97
LIBOR-based floating	—	—	6,149,633	4.79	2.60	6,149,633	4.79
Total	$22,798,904	5.77	$25,525,957	5.60	7.34	$48,324,863	5.68

MATURITY STRUCTURE OF LOANS OUTSTANDING

June 30, 2003
(Unaudited)
Expressed in thousands of United States dollars

	Multicurrency loans		Single currency loans		All loans		
Year of Maturity	Fixed	Adjustable	Fixed(1)	Adjustable(1)	Fixed	Adjustable	Total
2003	$ 358,815	$ 801,413	$ 33,213	$ 1,962,748	$ 392,028	$ 2,764,161	$ 3,156,189
2004	683,734	1,725,461	91,432	2,243,472	775,166	3,968,933	4,744,099
2005	589,367	1,750,752	91,060	1,087,737	680,427	2,838,489	3,518,916
2006	460,180	1,756,666	122,846	1,818,178	583,026	3,574,844	4,157,870
2007	361,595	1,734,421	120,646	2,169,085	482,241	3,903,506	4,385,747
2008 through 2012	781,852	7,744,321	448,633	6,888,147	1,230,485	14,632,468	15,862,953
2013 through 2017	139,808	3,085,160	84,926	5,285,214	224,734	8,370,374	8,595,108
2018 through 2022	12,303	762,403	8,324	2,614,005	20,627	3,376,408	3,397,035
2023 through 2027	767	49,888	—	443,468	767	493,356	494,123
2028 through 2032	—	—	—	12,823	—	12,823	12,823
Total	$3,388,421	$19,410,485	$1,001,080	$24,524,877	$4,389,501	$43,935,362	$48,324,863
Average Maturity (years)	3.32	6.17	5.18	7.42	3.74	6.87	6.58

(1) Includes LIBOR-based loans.

INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

SUMMARY STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND PRODUCT—NOTE E

December 31, 2002
Expressed in thousands of United States dollars

Currency/Rate type	Multicurrency loans Amount	Multicurrency loans Weighted average rate (%)	Single currency loans Amount	Single currency loans Weighted average rate (%)	Single currency loans Average maturity (years)	Total loans Amount	Total loans Weighted average rate (%)
Euro							
Fixed	$ 501,545	7.48	$ —	—	—	$ 501,545	7.48
Adjustable	2,766,682	5.27	7,435	5.35	9.23	2,774,117	5.27
Japanese yen							
Fixed	829,997	7.46	—	—	—	829,997	7.46
Adjustable	4,661,413	5.27	1,907	1.46	8.63	4,663,320	5.27
Swiss francs							
Fixed	499,632	7.50	—	—	—	499,632	7.50
Adjustable	2,717,328	5.27	—	—	—	2,717,328	5.27
United States dollars							
Fixed	1,700,468	7.47	—	—	—	1,700,468	7.47
Adjustable	9,476,363	5.27	17,048,109	5.39	9.29	26,524,472	5.35
LIBOR-based fixed	—	—	927,948	7.35	4.99	927,948	7.35
LIBOR-based floating	—	—	6,634,362	5.10	1.81	6,634,362	5.10
Others							
Fixed	184,668	4.04	—	—	—	184,668	4.04
Loans outstanding							
Fixed	3,716,310	7.30	—	—	—	3,716,310	7.30
Adjustable	19,621,786	5.27	17,057,451	5.39	9.29	36,679,237	5.33
LIBOR-based fixed	—	—	927,948	7.35	4.99	927,948	7.35
LIBOR-based floating	—	—	6,634,362	5.10	1.81	6,634,362	5.10
Total	$23,338,096	5.59	$24,619,761	5.39	7.11	$47,957,857	5.49

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2002
Expressed in thousands of United States dollars

Year of Maturity	Multicurrency loans Fixed	Multicurrency loans Adjustable	Single currency loans Fixed(1)	Single currency loans Adjustable(1)	All loans Fixed	All loans Adjustable	All loans Total
2003	$ 722,910	$ 1,395,986	$ 82,448	$ 4,364,813	$ 805,358	$ 5,760,799	$ 6,566,157
2004	673,900	1,656,800	108,200	2,127,000	782,100	3,783,800	4,565,900
2005	581,700	1,716,500	114,100	1,038,000	695,800	2,754,500	3,450,300
2006	454,500	1,726,000	106,200	1,237,900	560,700	2,963,900	3,524,600
2007	357,400	1,710,100	101,700	1,351,900	459,100	3,062,000	3,521,100
2008 through 2012	774,700	7,623,300	343,800	6,148,300	1,118,500	13,771,600	14,890,100
2013 through 2017	138,300	3,018,000	62,900	4,814,800	201,200	7,832,800	8,034,000
2018 through 2022	12,200	730,300	8,600	2,231,700	20,800	2,962,000	2,982,800
2023 through 2027	700	44,800	—	366,200	700	411,000	411,700
2028 through 2032	—	—	—	11,200	—	11,200	11,200
Total	$3,716,310	$19,621,786	$927,948	$23,691,813	$4,644,258	$43,313,599	$47,957,857
Average Maturity (years)	3.46	6.46	4.99	7.20	3.77	6.86	6.56

(1) Includes LIBOR-based loans.

INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS—NOTES G AND H

June 30, 2003
(Unaudited)
Expressed in thousands of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg. cost (%)	Average maturity (years)	Amount(2) payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Notional amount(2) payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount(2) payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years) (1)
Euro												
Fixed	$ 3,894,066	5.49	5.37	$ —	—	—	$ 398,434	4.22	3.81	$ 4,292,500	5.38	5.22
	—	—	—	(816,129)	5.48	3.01	(1,286,306)	3.98	7.27	(2,102,435)	4.56	5.62
Adjustable	1,041,771	5.83	11.60	905,168	2.08	3.26	1,286,306	2.57	7.27	3,233,245	3.48	7.54
	—	—	—	(1,119,333)	5.45	11.03	(398,434)	2.08	3.81	(1,517,767)	4.57	9.13
Japanese yen												
Fixed	3,381,327	3.77	5.37	753,076	0.93	5.33	41,719	1.71	4.87	4,176,122	3.23	5.35
	—	—	—	(502,728)	3.53	4.75	(1,108,052)	1.89	6.09	(1,610,780)	2.40	5.67
Adjustable	91,781	3.23	8.11	967,721	(0.22)	3.34	1,091,364	(0.19)	6.34	2,150,866	(0.06)	5.07
	—	—	—	(66,750)	4.01	5.40	(25,031)	1.23	15.33	(91,781)	3.25	8.11
Swiss francs												
Fixed	2,135,336	3.75	2.17	499,021	4.60	0.90	261,947	2.23	1.24	2,896,304	3.76	1.86
	—	—	—	(368,161)	2.17	0.89	(147,265)	3.33	1.33	(515,426)	2.50	1.01
Adjustable	—	—	—	261,947	0.20	1.24	147,265	0.13	1.33	409,212	0.17	1.27
	—	—	—	—	—	—	(261,947)	0.20	1.24	(261,947)	0.20	1.24
United States dollars												
Fixed	29,814,000	5.35	5.60	888,383	6.50	3.05	284,029	5.45	5.62	30,986,412	5.38	5.52
	—	—	—	(15,000)	3.60	4.18	(13,820,953)	4.66	5.24	(13,835,953)	4.66	5.24
Adjustable	—	—	—	9,704,828	1.01	6.89	15,200,753	1.11	4.82	24,905,581	1.07	5.63
	—	—	—	(2,089,878)	1.03	3.69	(1,663,829)	1.16	1.49	(3,753,707)	1.09	2.72
Others												
Fixed	9,685,933	5.66	6.38	—	—	—	—	—	—	9,685,933	5.66	6.38
	—	—	—	(9,563,821)	4.84	6.31	—	—	—	(9,563,821)	4.84	6.31
Adjustable	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
Total												
Fixed	48,910,662	5.24	5.57	2,140,480			986,129			52,037,271	5.17	5.44
	—	—	—	(11,265,839)			(16,362,576)			(27,628,415)	4.54	5.58
Adjustable	1,133,552	5.62	11.32	11,839,664			17,725,688			30,698,904	1.24	5.73
	—	—	—	(3,275,961)			(2,349,241)			(5,625,202)	2.02	4.47
Principal at face value	50,044,214	5.25	5.70	(561,656)			—			49,482,558	3.44	5.65
SFAS 133—												
Basis adjustment	1,458,601									1,458,601		
Market value adjustment (2)	—			(130,483)			(778,910)			(909,393)		
Net unamortized discount	(2,462,129)									(2,462,129)		
Total	$49,040,686	5.25	5.70	$ (692,139)			$ (778,910)			$ 47,569,637	3.44	5.65

(1) As of June 30, 2003, the average repricing period of the net currency obligations for adjustable rate borrowings was four months.

(2) Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency swaps of $692,139 and the net fair value amount receivable from interest rate swaps of $778,910 as of June 30, 2003, shown in the above table, are represented by currency and interest rate swap assets at fair value of $1,899,322 and currency and interest rate swap liabilities at fair value of $428,273, included in the Balance Sheet.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

June 30, 2003
(Unaudited)
Expressed in thousands of United States dollars

Year of Maturity	
2003	$ 2,464,650
2004	7,397,529
2005	5,541,844
2006	4,838,865
2007	4,102,198
2008 through 2012	17,234,146
2013 through 2017	4,995,874
2018 through 2022	1,747,755
2023 through 2027	1,721,353
Total	$50,044,214

INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS—NOTES G AND H

December 31, 2002
Expressed in thousands of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg. cost (%)	Average maturity (years)	Amount(2) payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Notional amount(2) payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years) (1)
Euro												
Fixed	$ 3,959,851	5.62	5.30	$ —	—	—	$ 363,387	4.22	4.31	$ 4,323,238	5.50	5.21
	—	—	—	(744,340)	5.48	3.51	(1,173,159)	3.98	7.77	(1,917,499)	4.56	6.12
Adjustable	950,134	5.83	12.10	825,547	2.80	3.76	1,173,159	3.40	7.77	2,948,840	4.02	8.04
	—	—	—	(1,020,874)	5.61	11.53	(363,387)	2.77	4.31	(1,384,261)	4.86	9.63
Japanese yen												
Fixed	3,463,319	3.80	5.85	752,762	0.93	5.82	293,544	0.01	1.09	4,509,625	3.07	5.54
	—	—	—	(502,519)	3.53	5.25	(1,024,187)	1.85	6.52	(1,526,706)	2.40	6.10
Adjustable	91,743	3.23	8.61	1,219,160	(0.25)	3.12	1,007,506	(0.20)	6.79	2,318,409	(0.09)	4.94
	—	—	—	(66,722)	3.84	5.90	(276,863)	(0.21)	1.78	(343,585)	0.58	2.58
Swiss francs												
Fixed	2,438,849	4.00	2.30	486,134	4.61	1.40	255,183	2.23	1.74	3,180,166	3.95	2.12
	—	—	—	(358,654)	2.17	1.39	(143,462)	3.33	1.83	(502,116)	2.50	1.51
Adjustable	—	—	—	255,183	0.60	1.74	143,462	0.58	1.83	398,645	0.59	1.77
	—	—	—	—	—	—	(255,183)	0.60	1.74	(255,183)	0.60	1.74
United States dollars												
Fixed	28,776,000	5.79	4.88	888,383	6.51	3.55	319,129	5.54	5.70	29,983,512	5.81	4.85
	—	—	—	(15,000)	3.60	4.68	(12,243,910)	5.04	3.49	(12,258,910)	5.04	3.49
Adjustable	86,000	5.04	5.82	8,012,468	1.28	5.33	13,739,710	1.44	3.26	21,838,178	1.40	4.03
	—	—	—	(2,089,878)	1.31	4.19	(1,814,929)	1.74	2.15	(3,904,807)	1.51	3.24
Others												
Fixed	7,647,978	6.14	4.40	—	—	—	—	—	—	7,647,978	6.14	4.40
	—	—	—	(7,252,734)	5.64	4.16	—	—	—	(7,252,734)	5.64	4.16
Adjustable	57,499	1.58	0.38	—	—	—	—	—	—	57,499	1.58	0.38
	—	—	—	(57,499)	1.58	0.38	—	—	—	(57,499)	1.58	0.38
Total												
Fixed	46,285,997	5.59	4.77	2,127,279			1,231,243			49,644,519	5.47	4.70
	—	—	—	(8,873,247)			(14,584,718)			(23,457,965)	4.96	4.04
Adjustable	1,185,376	5.37	10.81	10,312,358			16,063,837			27,561,571	1.54	4.49
	—	—	—	(3,234,973)			(2,710,362)			(5,945,335)	2.20	4.60
Principal at face value	47,471,373	5.59	4.92	331,417			—			47,802,790	3.86	4.92
SFAS 133—												
Basis adjustment	1,270,177									1,270,177		
Market value adjustment (2)				(227,341)			(784,517)			(1,011,858)		
Net unamortized discount	(611,678)									(611,678)		
Total	$48,129,872	5.59	4.92	$ 104,076			$ (784,517)			$ 47,449,431	3.86	4.92

(1) As of December 31, 2002, the average repricing period of the net currency obligations for adjustable rate borrowings was four months.

(2) Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount payable from currency swaps of $104,076 and the net fair value amount receivable from interest rate swaps of $784,517 as of December 31, 2002, shown in the above table, are represented by currency and interest rate swap assets at fair value of $1,293,803 and currency and interest rate swap liabilities at fair value of $613,362, included in the Balance Sheet.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

December 31, 2002
Expressed in thousands of United States dollars

Year of Maturity	
2003	$ 7,701,269
2004	7,298,703
2005	5,428,997
2006	4,737,769
2007	3,807,114
2008 through 2012	15,074,753
2013 through 2017	1,262,728
2018 through 2022	610,040
2023 through 2027	1,550,000
Total	$47,471,373

INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK—NOTE J

June 30, 2003 and December 31, 2002

(Audited only as of December 31, 2002)

Expressed in thousands of United States dollars (1)

Members	Shares	Paid-in portion of subscribed capital: Freely convertible currencies	Paid-in portion of subscribed capital: Other currencies	Callable portion of subscribed capital	Total 2003	Total 2002
Argentina	900,154	$ 361,059	$104,059	$10,393,829	$ 10,858,947	$ 10,858,947
Austria	13,312	6,900	—	153,688	160,588	160,588
Bahamas	17,398	7,479	4,054	198,347	209,880	209,880
Barbados	10,767	3,879	1,755	124,253	129,887	129,887
Belgium	27,438	14,235	—	316,762	330,997	330,997
Belize	9,178	3,601	3,601	103,516	110,718	110,718
Bolivia	72,258	28,964	8,360	834,355	871,680	871,680
Brazil	900,154	361,059	104,059	10,393,829	10,858,947	10,858,947
Canada	334,887	173,677	—	3,866,209	4,039,887	4,039,887
Chile	247,163	99,149	28,566	2,853,919	2,981,634	2,981,634
Colombia	247,163	99,161	28,554	2,853,919	2,981,634	2,981,634
Costa Rica	36,121	14,500	4,162	417,081	435,743	435,743
Croatia	4,018	2,087	—	46,384	48,471	48,471
Denmark	14,157	7,347	—	163,435	170,782	170,782
Dominican Republic	48,220	19,338	5,573	556,788	581,699	581,699
Ecuador	48,220	19,338	5,573	556,788	581,699	581,699
El Salvador	36,121	14,500	4,162	417,081	435,743	435,743
Finland	13,312	6,900	—	153,688	160,588	160,588
France	158,638	82,273	—	1,831,446	1,913,719	1,913,719
Germany	158,638	82,273	—	1,831,446	1,913,719	1,913,719
Guatemala	48,220	19,338	5,573	556,788	581,699	581,699
Guyana	13,393	5,223	2,570	153,773	161,566	161,566
Haiti	36,121	14,500	4,162	417,081	435,743	435,743
Honduras	36,121	14,500	4,162	417,081	435,743	435,743
Israel	13,126	6,804	—	151,541	158,345	158,345
Italy	158,638	82,273	—	1,831,446	1,913,719	1,913,719
Jamaica	48,220	19,338	5,573	556,788	581,699	581,699
Japan	418,642	217,106	—	4,833,154	5,050,260	5,050,260
Mexico	578,632	232,076	66,904	6,681,308	6,980,288	6,980,288
Netherlands	28,207	14,633	—	325,640	340,273	340,273
Nicaragua	36,121	14,500	4,162	417,081	435,743	435,743
Norway	14,157	7,347	—	163,435	170,782	170,782
Panama	36,121	14,500	4,162	417,081	435,743	435,743
Paraguay	36,121	14,500	4,162	417,081	435,743	435,743
Peru	120,445	48,278	13,957	1,390,745	1,452,980	1,452,980
Portugal	4,474	2,316	—	51,656	53,972	53,972
Slovenia	2,434	1,267	—	28,096	29,362	29,362
Spain	158,638	82,273	—	1,831,446	1,913,719	1,913,719
Suriname	7,342	3,486	2,232	82,852	88,570	88,570
Sweden	27,268	14,139	—	314,807	328,946	328,946
Switzerland	39,347	20,411	—	454,249	474,660	474,660
Trinidad and Tobago	36,121	14,500	4,162	417,081	435,743	435,743
United Kingdom	80,551	41,776	—	929,946	971,722	971,722
United States	2,512,529	1,303,020	—	29,006,704	30,309,724	30,309,724
Uruguay	96,507	38,699	11,171	1,114,335	1,164,206	1,164,206
Venezuela	482,267	216,008	33,331	5,568,456	5,817,795	5,817,795
Total before unallocated amount	8,367,080	3,870,529	468,760	96,596,415	100,935,704	100,935,704
Unallocated (2)	1,299	905	—	14,765	15,670	15,670
Total 2003	8,368,379	$3,871,434	$468,760	$96,611,180	$100,951,374	
Total 2002	8,368,379	$3,871,434	$468,760	$96,611,180		$100,951,374

(1) Data are rounded; detail may not add up to subtotals and totals because of rounding.

(2) Represents the remaining shares of the former Socialist Federal Republic of Yugoslavia. Membership of the Federal Republic of Yugoslavia (Serbia and Montenegro) is still pending.

INTER-AMERICAN DEVELOPMENT BANK—ORDINARY CAPITAL

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

June 30, 2003
(Unaudited)

Member countries	Subscribed shares	Number of votes	% of total number of votes(1)
Regional developing members			
Argentina	900,154	900,289	10.752
Bahamas	17,398	17,533	0.209
Barbados	10,767	10,902	0.130
Belize	9,178	9,313	0.111
Bolivia	72,258	72,393	0.865
Brazil	900,154	900,289	10.752
Chile	247,163	247,298	2.953
Colombia	247,163	247,298	2.953
Costa Rica	36,121	36,256	0.433
Dominican Republic	48,220	48,355	0.577
Ecuador	48,220	48,355	0.577
El Salvador	36,121	36,256	0.433
Guatemala	48,220	48,355	0.577
Guyana	13,393	13,528	0.162
Haiti	36,121	36,256	0.433
Honduras	36,121	36,256	0.433
Jamaica	48,220	48,355	0.577
Mexico	578,632	578,767	6.912
Nicaragua	36,121	36,256	0.433
Panama	36,121	36,256	0.433
Paraguay	36,121	36,256	0.433
Peru	120,445	120,580	1.440
Suriname	7,342	7,477	0.089
Trinidad and Tobago	36,121	36,256	0.433
Uruguay	96,507	96,642	1.154
Venezuela	482,267	482,402	5.761
Total regional developing members	4,184,669	4,188,179	50.018
Canada	334,887	335,022	4.001
United States	2,512,529	2,512,664	30.008
Nonregional members			
Austria	13,312	13,447	0.161
Belgium	27,438	27,573	0.329
Croatia	4,018	4,153	0.050
Denmark	14,157	14,292	0.171
Finland	13,312	13,447	0.161
France	158,638	158,773	1.896
Germany	158,638	158,773	1.896
Israel	13,126	13,261	0.158
Italy	158,638	158,773	1.896
Japan	418,642	418,777	5.001
Netherlands	28,207	28,342	0.338
Norway	14,157	14,292	0.171
Portugal	4,474	4,609	0.055
Slovenia	2,434	2,569	0.031
Spain	158,638	158,773	1.896
Sweden	27,268	27,403	0.327
Switzerland	39,347	39,482	0.472
United Kingdom	80,551	80,686	0.964
Total nonregional members	1,334,995	1,337,425	15.973
Total before unallocated amount	8,367,080	8,373,290	100.000
Unallocated (2)	1,299	1,434	
GRAND TOTAL	8,368,379	8,374,724	

(1) Data are rounded; detail may not add to subtotals and grand total because of rounding.

(2) Represents the remaining shares of the former Socialist Federal Republic of Yugoslavia. Membership of the Federal Republic of Yugoslavia (Serbia and Montenegro) is still pending.

The issuance of this Information Statement and any prospectus and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Executive Directors, their Alternates, officers or employees of any of the rights, immunities, privileges, or exemptions conferred upon any of them by the Agreement Establishing the Inter-American Development Bank or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Information Statement or any prospectus; and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by the Bank or by any dealer, underwriter or agent of the Bank. Neither this Information Statement nor any prospectus constitutes an offer to sell or solicitation of an offer to buy Securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

Except as otherwise specified, all amounts in this Information Statement or prospectus are expressed in United States dollars. Currencies other than United States dollars have been translated into United States dollars at rates of exchange as described in Note B to the Financial Statements—Ordinary Capital.

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